     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1996

                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                         CENTRAL GARDEN & PET COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

         DELAWARE                    5199                      68-0275553
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)
     INCORPORATION OR
       ORGANIZATION)

                               ---------------

     3697 MT. DIABLO BOULEVARD, LAFAYETTE, CALIFORNIA 94549 (510) 283-4573
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                               WILLIAM E. BROWN
                         CENTRAL GARDEN & PET COMPANY
                           3697 MT. DIABLO BOULEVARD
                          LAFAYETTE, CALIFORNIA 94549
                                (510) 283-4573
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

        JOHN F. SEEGAL                          THOMAS A. BEVILACQUA
       SCOTT D. ELLIOTT                    BROBECK, PHLEGER & HARRISON LLP
ORRICK, HERRINGTON & SUTCLIFFE                   SPEAR STREET TOWER
   OLD FEDERAL RESERVE BANK                          ONE MARKET
           BUILDING                        SAN FRANCISCO, CALIFORNIA 94105
      400 SANSOME STREET
   SAN FRANCISCO, CALIFORNIA
             94111

                               ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                        PROPOSED   PROPOSED
                                         MAXIMUM    MAXIMUM
   TITLE OF EACH CLASS       AMOUNT     OFFERING   AGGREGATE
      OF SECURITIES           TO BE     PRICE PER  OFFERING      AMOUNT OF
    TO BE REGISTERED      REGISTERED(1) SHARE(2)   PRICE(2)   REGISTRATION FEE
- ------------------------------------------------------------------------------
Common Stock, $.01 par
 value...................   3,162,500    $17.50   $55,343,750     $19,085
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(1) Includes 412,500 shares of Common Stock subject to an over-allotment option granted to the Underwriters.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq National Market on June 27, 1996.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION, MAY DETERMINE 8(a).

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                    JULY 1, 1996

                                2,750,000 Shares

                                     [LOGO]

                                  Common Stock

                                   --------

  Of the 2,750,000 shares of Common Stock offered hereby, 2,500,000 shares are being offered by Central Garden & Pet Company (the "Company") and 250,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CENT." On June 28, 1996, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $18.00 per share. See "Price Range of Common Stock."

  The Common Stock has one vote per share, whereas the Company's Class B Stock has the lesser of ten votes per share or 49% of the total votes cast. After giving effect to the Offering, the holders of the Class B Stock will have 49% of the combined voting power for the election of directors and all other matters subject to stockholder vote. See "Description of Capital Stock."

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 6.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                       PRICE       UNDERWRITING     PROCEEDS     PROCEEDS TO
                                         TO       DISCOUNTS AND        TO          SELLING
                                       PUBLIC     COMMISSIONS(1)   COMPANY(2)    STOCKHOLDERS
- ---------------------------------------------------------------------------------------------
Per Share.......................        $              $              $              $
- ---------------------------------------------------------------------------------------------
Total(3)........................       $              $              $              $
=============================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses of the offering payable by the Company, estimated at $400,000.

(3) The Company and a Selling Stockholder have granted the Underwriters a 30-day option to purchase up to 412,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Stockholders will be $   , $   , $   , and $
    respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about July , 1996.

Alex. Brown & Sons
    INCORPORATED
                       Hambrecht & Quist
                                            Wasserstein Perella Securities, Inc.

                  THE DATE OF THIS PROSPECTUS IS JULY  , 1996

                       [LOGO OF CENTRAL GARDEN & PET AND
       MAP OF CONTINENTAL UNITED STATES DEPICTING OPERATING LOCATIONS OF
                   CENTRAL GARDEN & PET AND ITS AFFILIATES]



                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING THE UNDERWRITERS AND OTHER SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Prospective investors should carefully consider the matters set forth under the caption "Risk Factors." As used in this Prospectus, "fiscal 1995" refers to the nine month period ended September 30, 1995 and "fiscal 1996" refers to the fiscal year ending September 28, 1996.

                                  THE COMPANY
  Central Garden & Pet Company is the dominant national distributor of lawn and garden products as well as a major distributor of pet and pool supplies. As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $25 million in 1987 to approximately $374 million in the nine month period ended September 30, 1995 and increased the number of Company distribution centers from one in 1987 to 37 currently. Since 1988, the Company has completed 20 acquisitions, making it a leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. In fiscal 1995, lawn and garden products accounted for approximately 74% of the Company's net sales, pet supplies accounted for approximately 20% and pool supplies accounted for approximately 6%. According to industry sources, lawn and garden retail sales exceeded $20 billion in 1995.

  With 37 distribution centers servicing most regions of the United States, the Company offers major retailers the opportunity to satisfy their distribution requirements through a single source of supply. Similarly, the Company provides manufacturers access to major retailers on a national basis through one primary distributor. By focusing on the emergence of high-volume retailers and their needs, the Company has become the principal provider of lawn and garden products to a variety of major retailers including Wal*Mart, Home Depot, Target and Price/Costco as well as to numerous other retailers.

  The Company's business strategy is to capitalize on its national presence, comprehensive product selection, menu of value-added services and efficient operations. Utilizing these capabilities, the Company strives to develop and enhance servicing relationships with both large national and regional retailers as well as manufacturers. Customers may select a customized array of services from a broad menu of the Company's value-added services, which are designed to increase the sales and profitability of both retailers and manufacturers. The Company's services extend beyond the scope of traditional distribution functions of order taking, shipping and billing, and include merchandising, training and developing sales programs. The Company believes that its focus, experience and leading industry position enable it to provide these services efficiently, particularly in product categories which have a high number of SKUs and require continuous inventory management and merchandising.

  The Company carries a wide selection of products consisting of approximately 45,000 SKUs from approximately 1,000 manufacturers. The Company generally focuses on providing those brand name products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers and handling and transportation difficulties, and which therefore generally require value-added services. Selected brand name lawn and garden products sold by the Company include Ortho, Round-Up, Miracle-Gro and HTH. In addition, the Company focuses on serving specialty pet supply retailers which sell a wide variety of pet supplies. The Company currently also distributes several proprietary product brands.

  The Company entered into an agreement effective October 1, 1995 with The Solaris Group ("Solaris"), the manufacturer of Ortho, Round-Up and Green Sweep lawn and garden products, to become the master agent and master distributor for Solaris products nationwide. This agreement has led to an increase in the Company's sales of Solaris products, which had been adversely impacted by Solaris' increased direct sales to retailers in recent years. Under the agreement, which has an initial four-year term, the Company provides a wide range of value-added services in connection with sales of Solaris products, including logistics, order processing and fulfillment, inventory distribution and merchandising. Solaris is the Company's largest supplier, and the Company believes that Solaris products accounted for approximately 29% and 40% of the Company's net sales in fiscal 1995 and the six months ended March 30, 1996, respectively.

  The Company has developed a multi-faceted growth strategy designed to increase its position as the dominant distributor of lawn and garden products and to continue to consolidate the fragmented pet supplies industry. The Company intends to further expand in these markets by (i) continuing to make strategic acquisitions, (ii) obtaining new customers and increasing sales to existing customers and (iii) obtaining new product lines or expanding existing product lines that are currently distributed by the Company. In addition, the Company intends over the long-term to develop an array of proprietary product brands that are complementary to the products it currently distributes and which the Company believes will have higher overall operating margins.

  The Company was incorporated in Delaware in June 1992 and is the successor to Central Garden Supply, a California corporation which was acquired in 1980 by William E. Brown, the Company's Chairman and Chief Executive Officer. Unless the context otherwise requires, references in this Prospectus to the Company include Central Garden & Pet Company and its subsidiaries and predecessor companies. The Company's executive offices are located at 3697 Mt. Diablo Boulevard, Lafayette, California 94549, and its telephone number is (510) 283-4573. This Prospectus refers to various trademarks owned by companies other than the Company.

                           RECENT PENDING ACQUISITION

  On June 18, 1996, the Company entered into a definitive agreement to acquire Kenlin Pet Supply, Inc. ("Kenlin"), the largest distributor of pet supply products in the eastern United States. Kenlin, which is based in Mahwah, New Jersey, operates in 17 eastern states and has approximately 290 employees. Net sales for Kenlin have increased from $44.7 million for the year ended July 31, 1993 to $63.0 million for the year ended July 31, 1995 and operating income for Kenlin grew from $2.2 million to $4.1 million during this same period. Under the terms of the stock purchase agreement, the Company will pay an aggregate of $33 million in cash to acquire or redeem all of Kenlin's outstanding stock and eliminate all of its outstanding debt. The acquisition is expected to close in July 1996, however, consummation of the acquisition is subject to a number of conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. See "Use of Proceeds."

                                  THE OFFERING

Common Stock offered by the Company.........   2,500,000 shares
Common Stock offered by the Selling
Stockholders................................     250,000 shares
Shares to be outstanding after the Offering:
  Common Stock..............................  12,070,103 shares(1)
  Class B Stock.............................   2,108,575 shares
    Total...................................  14,178,678 shares(1)
Use of Proceeds.............................  Repayment of indebtedness incurred in part to finance
                                                the Kenlin acquisition.
Nasdaq National Market symbol...........      CENT
- --------
(1) Excludes 2,000,000 shares of Common Stock reserved for issuance upon exercise of options pursuant to the Company's 1993 Omnibus Equity Incentive Plan, 605,783 of which were outstanding as of June 25, 1996, 100,000 shares of Common Stock reserved for issuance upon exercise of options pursuant to the Company's Nonemployee Director Stock Option Plan, 20,000 of which were outstanding as of June 25, 1996 and 750,000 shares of Common Stock registered on Form S-4 for use in possible acquisitions. Also excludes 100,000 shares of Common Stock issuable upon the conversion of 100 shares of Series A Preferred Stock and 500,000 shares of Common Stock issuable upon the exercise of a warrant, which is immediately exercisable at an exercise price of $9.00 per share. See "Business--The Solaris Agreement."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

                                                                               NINE MONTH
                                                                                 PERIOD
                                         FISCAL YEAR ENDED(1)                   ENDED(1)     SIX MONTHS ENDED
                          --------------------------------------------------- ------------- --------------------
                          DECEMBER 31, DECEMBER 27, DECEMBER 26, DECEMBER 25, SEPTEMBER 30, MARCH 26,  MARCH 30,
                              1991         1992         1993       1994(2)       1995(2)      1995       1996
                          ------------ ------------ ------------ ------------ ------------- ---------  ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Net sales...............    $280,722     $321,707     $334,682     $421,427     $373,734    $181,214   $260,132
Gross profit............      46,940       50,657       55,936       67,331       56,902      28,168     33,126
Income from operations..       6,432        8,708       11,234        8,842        8,827         287      3,343
Net income (loss).......       1,987        2,133        3,994        1,405        1,079      (2,279)       428
Net income (loss) per
 common and common
 equivalent
 share(3)(4)............                              $   0.83     $   0.24     $   0.18    $  (0.39)  $   0.04
Weighted average shares
 outstanding(3)(4)......                                 4,789        5,947        5,943       5,865     10,381
OPERATING DATA:
Distribution centers at
 period end.............          25           25           30           39           38          38         37

                                                       MARCH 30, 1996
                                            ------------------------------------
                                                     ACQUISITION    PRO FORMA
                                             ACTUAL  PRO FORMA(5) AS ADJUSTED(6)
                                            -------- ------------ --------------
BALANCE SHEET DATA:
Working capital............................ $ 61,538   $ 40,437      $ 82,562
Total assets...............................  229,776    267,728       267,728
Short-term borrowings......................   22,451     55,451        13,326
Long-term borrowings.......................    8,635      8,635         8,635
Shareholders' equity.......................   74,575     74,575       116,700

- --------
(1) In 1992, the Company adopted a 52/53 week fiscal year ending on the last Sunday in December. In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period.
(2) Results for 1994 and 1995 reflect the effect of increased direct sales by the Company's major supplier (Solaris) and other factors. The Company entered into an agreement effective October 1, 1995 with Solaris to become the master agent and master distributor for Solaris products nationwide. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) During 1992, the Company was reorganized (see Note 2 of Notes to the Consolidated Financial Statements). As a result, net income per common and common equivalent share and weighted average shares outstanding are not presented for fiscal years 1991 and 1992 because such information would not be comparable with the post-reorganization periods.
(4) In November 1995, the Company sold 5,750,000 shares of its Common Stock at a public offering price of $6.75 per share. Net proceeds were used to reduce borrowings under the Company's principal line of credit.
(5) Adjusted to reflect the acquisition of Kenlin had it been consummated at March 30, 1996.
(6) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.00 per share and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. The statements contained in or incorporated into this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

  Supplier Concentration; Dependence on Solaris. While the Company purchases products from over 900 different manufacturers and suppliers, the Company believes that over 48% of the Company's net sales in fiscal 1995 were derived from products purchased from the Company's five largest suppliers. The Company believes that approximately 29% of the Company's net sales during fiscal 1995 and 40% of the Company's net sales during the six months ended March 30, 1996 were derived from sales of products purchased from Solaris, the Company's largest supplier. Starting in 1991, Solaris' predecessors began to sell directly to retailers. These direct sales programs were expanded in 1994 and had a material adverse effect on the Company's results of operations during 1994 and fiscal 1995. Because of the dependence of the Company on sales of Solaris products, future changes implemented by Solaris to its marketing and sales programs or any overall decrease in the sales of Solaris products could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company entered into a new four-year agreement with Solaris (the "Solaris Agreement") effective October 1, 1995 which the Company believes has added stability to its relationship with Solaris. As a result of the Solaris Agreement, the Company's sales of Solaris products during the six months ended March 30, 1996 have increased substantially compared with the six months ended March 26, 1995 and the Company's dependence on Solaris is even greater than before the Solaris Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The loss of, or a significant adverse change in, the relationship between the Company and Solaris or any other key manufacturer or supplier could have a material adverse impact on the Company's business and financial results. In addition, during the peak selling season, there may be unanticipated shortages of certain high demand products. Although historically the Company has purchased enough inventory of such products or their substitutes to satisfy retailer demand, the unanticipated failure of any manufacturer or supplier to meet the Company's requirements or the Company's inability to obtain substitutes could have a material adverse effect on the Company. Although the Company has entered into long-term agreements with certain suppliers, including Solaris, in many cases the Company operates without written agreements with its suppliers. Accordingly, although the Company believes it has good relationships with its suppliers, there is a risk that one or more of its suppliers may at any time terminate its supply relationship with the Company.

  The Solaris Agreement. The Company believes that a significant portion of its net sales and operating income during fiscal 1996 is attributable to its new relationship with Solaris. Under the Solaris Agreement, Solaris is obligated to reimburse the Company for costs incurred in connection with services provided by the Company to Solaris' direct sale accounts. In addition, the Company receives payments based on the level of sales of Solaris products to these accounts, and these payments are subject to increase based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, to the extent achieved. It is possible that disagreements could arise between Solaris and the Company as to measurement of the costs incurred in servicing Solaris' direct sales accounts. The cost reimbursement arrangement is based on certain estimates which are subject to reconciliation at the end of each fiscal year. As a result, the Solaris Agreement could contribute to variability in the Company's operating results. The new relationship with Solaris embodied in the Solaris Agreement does not assure that the Company will be profitable overall.

  As a result of the Solaris Agreement, a majority of the Company's sales of Solaris products are currently derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. The Company acts as the master agent on direct sales of Solaris products to certain major retailers and the master distributor in connection with sales of Solaris products to other distributors and retailers. Solaris negotiates its sales prices directly with its direct sales accounts. The Solaris Agreement contains provisions which, without the consent of Solaris, could limit the Company's ability to distribute certain lawn and garden products manufactured by suppliers other than Solaris. These provisions could result in lower sales of non-Solaris products, which could have an adverse effect on the Company's business. The Solaris Agreement does not expire until September 30, 1999. However, Solaris has the right to terminate the agreement prior to its expiration in the event of a material breach of the agreement by the Company, including the Company's failure to satisfy certain performance criteria, or, under certain other circumstances, including a sale of Solaris. Any such early termination would have a material adverse effect on the Company. See "Business--The Solaris Agreement."

  Customer Concentration; Dependence on Wal*Mart and Home Depot. Approximately 47% and 52% of the Company's net sales for the year ended December 25, 1994 and the nine months ended September 30, 1995, respectively, were derived from sales to the Company's top ten customers. The Company's largest customer is Wal*Mart, which accounted for approximately 19% and 22% of the Company's net sales for the year ended December 25, 1994 and the nine months ended September 30, 1995, respectively. The Company's second largest customer is Home Depot, which accounted for approximately 7% and 10% of the Company's net sales for the year ended December 25, 1994 and the nine months ended September 30, 1995, respectively. The loss of, or significant adverse change in, the relationship between the Company and Wal*Mart or Home Depot could have a material adverse effect on the Company's business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company's inability to collect accounts receivable from any major customer could have a material adverse impact on the Company's business and financial results.

  Direct Sales. Manufacturers and suppliers of lawn and garden products and pet supplies have sold, and may intensify their efforts to sell, their products directly to retailers, including major customers of the Company. Prior to the acquisition of Ortho by Monsanto, both Ortho (in late 1991) and Monsanto (in 1993) had initiated direct sale programs. Solaris, a strategic business unit of Monsanto, expanded these direct sales programs in 1994. Most of the Company's major customers, including its top ten customers, purchase certain products--typically high volume items ordered in large quantities-- directly from manufacturers or suppliers. The Company believes that most major manufacturers and suppliers that utilize distributors continually evaluate the effectiveness of their distribution programs as well as the performance of individual distributors, and accordingly, there can be no assurance that major manufacturers and suppliers of the products distributed by the Company will not modify their distribution programs in ways that could adversely affect the Company. In addition to direct sales from manufacturers and suppliers to retailers, certain retailers have, and may intensify their efforts to have, products shipped by the Company to their internal distribution centers rather than directly to stores. Such direct shipments generally yield lower gross margins to the Company than shipments to retailers' stores, but the Company believes that its associated operating costs are typically lower with such direct shipments. If these programs become more common or if other methods of distribution of lawn and garden products and pet supplies become more widely accepted, the Company's business and financial results could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Retailers," "--Manufacturers and Suppliers " and "--Competition."

  Weather and Seasonality. Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, the Company's results of operations could be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods. During the first six months of the calendar year in both 1993 and 1995, and the first three months of the calendar year in 1996, the Company's results of operations were negatively affected by severe weather conditions in many parts of the country. Additionally, the Company's business is highly seasonal, with approximately 63% of the Company's sales in 1994 occurring during the first six months of the calendar year. Substantially all of the Company's operating income is typically generated in this period, while operating losses are generally incurred during the rest of the calendar year. The Company seeks to mitigate the effects of seasonality through various promotional efforts and incentives during the second half of the calendar year and the sale of less seasonal products such as pet supplies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

  Low Margins; Competition. The distribution industry in which the Company operates is characterized by relatively low profit margins. As a result, the Company's success is highly dependent upon increasing revenues and profits through internal expansion and acquisitions, effective cost and management controls and differentiating its services from those of its competitors. The wholesale lawn and garden and pet supplies distribution businesses are highly competitive, with many companies competing principally on the basis of price and service. In addition to competition from other distributors, the Company also competes with manufacturers and suppliers that elect to distribute certain of their products directly to retailers, including major customers of the Company, and private label product suppliers. See "--Direct Sales." There can be no assurance that the Company will not encounter increased competition in the future or will not lose business from major manufacturers that elect to sell their products directly to retailers, either of which could adversely affect the Company's operations and financial results.

  Expansion; Acquisitions. As part of its growth strategy, the Company aggressively pursues the acquisition of other companies, assets and product lines that either complement or expand its existing business. See "Business-- Growth Strategy." Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, adverse short-term effects on the Company's operating results, integration of financial reporting systems and the amortization of acquired intangible assets. The Company completed seven acquisitions in 1993, four acquisitions in 1994 and one acquisition in 1995. In addition, in June 1996, the Company entered into a definitive agreement to acquire Kenlin Pet Supply, Inc. ("Kenlin"), the largest distributor of pet supply products in the eastern United States. The acquisition is expected to close in July 1996, however, the consummation of the acquisition is subject to a number of conditions. There can be no assurance that the Kenlin acquisition will be consummated, that the Company can successfully integrate Kenlin or that Kenlin's business will enhance the Company's business. The Company has also had preliminary acquisition discussions with, or has evaluated the potential acquisition of, numerous other companies over the last several years. The Company is unable to predict the likelihood of a material acquisition being completed in the future. If the Company proceeds with a large acquisition for cash, the Company may be able to use the increased borrowing capacity resulting from this Offering to consummate such transaction. See "Use of Proceeds." The Company may also seek to finance any such acquisition through additional debt or equity financings.

  The Company anticipates that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. No assurance can be given that any acquisition by the Company will or will not occur, that if an acquisition does occur that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business. In addition, the Company's branded products strategy is likely to cause the Company to seek to acquire manufacturers of consumer products. Since the Company's management has limited experience in acquiring or managing consumer products manufacturers, such acquisitions are likely to subject the Company to additional risks and there can be no assurance that any such acquisition will be successful in enhancing the Company's business. The Company's future results of operations will also depend in part on its ability to successfully expand internally by increasing the number of distribution centers and new product lines, and to manage any future growth. No assurance can be given that the Company will be able to open or operate new distribution centers, obtain or integrate additional product lines or manage any future growth successfully. See "Use of Proceeds" and "Business--Growth Strategy."

  Dependence on Key Personnel. The Company's future performance is substantially dependent upon the continued services of William E. Brown, its Chairman and Chief Executive Officer, and Glenn W. Novotny, its President and Chief Operating Officer. See "Management." The loss of the services of either of such persons could have a material adverse effect upon the Company. In addition, the Company's future performance depends on its ability to attract and retain skilled employees. There can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees in the future.

  Management Information Systems. The Company is presently upgrading and installing one uniform, integrated management information system across the United States at an estimated cost to complete of $2 million. The Company has completed the installation of the new system for the Southwest, Midwest and Southeast regions and expects to convert the remaining regions within the next twelve months. No assurances can be given that such transition and system enhancement can be accomplished in a timely and cost-effective manner without disrupting the Company's operations. In addition, there can be no assurance that the Company's current system or planned upgrade will be sufficient or effective or that further investments in management information systems will not be necessary. See "Business--Management Information Systems."

  Baton Rouge Fire. In July 1992, fire damaged the Company's warehouse in Baton Rouge, Louisiana and two adjoining warehouse spaces leased by third parties. Although the overall amount of the damages to all parties caused by the fire is believed to aggregate $20 million or more, neither this amount nor the overall amount of damages which the Company may sustain as a result of the fire has been finally quantified. At the time of the fire, the Company maintained insurance providing $11 million of coverage (with no deductible) against third party liability. The Company believes that this insurance coverage will be available with respect to third party claims against the Company if parties other than the Company are not found responsible. The precise amount of the damages sustained in the fire, the ultimate determination of the parties responsible and the availability of insurance coverage are likely to depend on the outcome of complex litigation, involving numerous claimants, defendants and insurance companies. Accordingly, no assurance may be given as to the ultimate impact of the Louisiana fire on the Company. The Company has not provided a reserve for any potential adverse judgment arising out of the Louisiana fire. The Company believes, based on the information currently available to it, that the ultimate resolution of this matter will not have a material adverse effect on its financial position or results of operations. See "Business--Litigation; Baton Rouge Fire."

  Variability of Quarterly Results; Volatility of Stock Price. The Company expects to continue to experience variability in its net sales and net income on a quarterly basis. Factors that may contribute to this variability include:
(i) weather conditions and seasonality during peak gardening seasons as described in "--Weather and Seasonality;" (ii) shifts in demand for lawn and garden products; (iii) changes in product mix, service levels and pricing by the Company and its competitors; (iv) the cost reimbursement and payment provisions of the Solaris Agreement; (v) the effect of acquisitions and (vi) economic stability of retail customers. In addition, because the Company operates on relatively low margins, the Company's operating results in any quarterly period could be affected significantly by slight variations in revenues or operating costs. For the same reason, the Company's quarterly results also may be vulnerable to problems in areas such as collectibility of accounts receivable, inventory control and competitive price pressures.

The market price of the Common Stock could be subject to significant fluctuations in response to these variations in quarterly operating results and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

  Control of the Company; Disparate Voting Rights. After the Offering and assuming the Underwriters' over-allotment option is not exercised, William E. Brown, Chairman of the Board and Chief Executive Officer of the Company will control approximately 46.0% of the voting power of the capital stock of the Company and therefore, will effectively control the Company, including the power to elect all of the directors of the Company. Holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. Holders of Common Stock are entitled to one vote for each share owned. Holders of Class B Stock are likely to be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's stockholders except to the extent that a class vote of the Common Stock is required by applicable law. The disproportionate voting rights of the Common Stock and Class B Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price. See "Principal and Selling Stockholders" and "Description of Capital Stock."

  Environmental Considerations. The Company's subsidiary, Grant Laboratories, Inc., which manufactures ant control products, and many of the products distributed by the Company are subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect the Company by restricting the manufacturing, transportation or use of its products or by regulating their disposal. Regulatory or legislative changes may cause future increases in the Company's operating costs or otherwise affect operations. Although the Company believes it is and has been in substantial compliance with such regulations, there is no assurance in the future that the Company may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor the Company's environmental procedures can ensure that the Company will not be subject to claims for personal injury, property damages or governmental enforcement. See "Business--Environmental Considerations" and "-- Litigation--Baton Rouge Fire."

  General Economic Conditions. The sale of lawn and garden products and pet and pool supplies historically have been subject to fluctuation, with purchases of these products tending to decline during periods of recession in the general economy or uncertainty regarding future economic prospects that affect consumer spending habits, particularly on discretionary items. These economic cycles and any related fluctuation in consumer demand could have a material adverse effect on the Company's results of operations and financial condition. In addition, various retailers, including some of the Company's customers, have experienced financial difficulties during the past several years, thereby increasing the risk that such retailers may not pay for the Company's products in a timely manner, if at all.

  Shares Eligible for Future Sale. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could have an adverse impact on the market price of the Common Stock. After the closing of the Offering, 11,933,397 shares of Common Stock, including the 2,750,000 shares offered hereby, the 2,530,000 shares of Common Stock that were sold by the Company in the initial public offering and the 5,750,000 shares of Common Stock sold by the Company in the public offering in November 1995, and 81,668 shares of Common Stock issuable upon conversion of Class B Stock, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to certain resale limitations of Rule 144 promulgated under the Securities Act. The remaining 136,706 shares of Common Stock and 2,026,907 shares of Class B Stock held by existing stockholders are subject to lock-up agreements with the Underwriters. The directors, executive officers and principal stockholders of the Company who hold such shares have agreed not to sell or otherwise dispose of any shares for 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After the expiration of the 90 day lock-up period, these shares may be sold in accordance with Rule 144. In addition, 500,000 shares of Common Stock issuable upon the exercise of a warrant, which is immediately exercisable, are eligible for sale upon expiration of the 90 day lock-up period. The Company has filed registration statements under the Securities Act covering 2,000,000 shares of Common Stock reserved for issuance under the 1993 Omnibus Equity Incentive Plan and 750,000 shares of Common Stock on a Form S-4 for use in potential acquisitions. As of June 25, 1996, there were options outstanding to purchase 605,783 shares of Common Stock under this plan. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $42.1 million ($46.4 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $18.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company intends to utilize all of such net proceeds to reduce borrowings under its principal line of credit. As of May 31, 1996, the amount of the borrowings outstanding under the Company's principal line of credit (which currently bears interest at the prime rate plus 3/4% per annum) was $25.6 million. In addition, the Company recently entered into a definitive agreement whereby it agreed to pay an aggregate of $33 million in cash to acquire or redeem all of Kenlin's outstanding stock and eliminate all of Kenlin's outstanding debt. The Company intends to use its principal line of credit to pay the purchase price of the Kenlin acquisition and accordingly will increase the amount of its borrowings under its line of credit by $33 million upon consummation of the Kenlin acquisition. The increase in available borrowing capacity will provide the Company with a source of funds for working capital and possible acquisitions of complementary businesses. As part of its growth strategy, the Company aggressively pursues the acquisition of other companies, assets and product lines that either complement or expand its existing business and it anticipates it will continue to evaluate and pursue potential acquisition candidates. See "Business--Growth Strategy." The Company completed seven acquisitions in 1993, four acquisitions in 1994 and one acquisition in 1995. If the Company proceeds with a large acquisition for cash, the Company may be able to use the increased borrowing capacity resulting from this Offering to consummate such transaction. In addition, the Company may be required to raise additional capital either through debt or equity financings. For additional information regarding the Company's principal line of credit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends in the past. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's line of credit contains restrictions on the Company's ability to pay dividends. See Note 5 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market since the Company's initial public offering on July 15, 1993. The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for the Common Stock, as reported by the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ -----
   Fiscal 1994(1)
     First Quarter................................................ 12 1/2 9 7/8
     Second Quarter............................................... 10 1/2 8 3/4
     Third Quarter................................................  9 1/4 6 1/2
     Fourth Quarter...............................................  7     3 3/8

   Fiscal 1995(1)
     First Quarter................................................  4 1/4 3 5/16
     Second Quarter...............................................  6     3 1/2
     Third Quarter................................................  6 7/8 5 1/8

   Fiscal 1996
     First Quarter................................................  9 1/2 5 1/2
     Second Quarter............................................... 10     8 1/8
     Third Quarter (through June 28, 1996)........................ 19     9 1/8

- --------
(1) In 1994, the fiscal year ended December 25, 1994. In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period.

  On June 28, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $18.00. As of June 21, 1996, there were approximately 123 holders of record of the Company's Common Stock and approximately 12 holders of record of the Company's Class B Stock.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 30, 1996 (i) on an actual basis, (ii) on a pro forma basis to reflect the Kenlin acquisition had it been consummated at March 30, 1996 and
(iii) as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock being sold by the Company (at an assumed public offering price of $18.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                       MARCH 30, 1996
                                              ---------------------------------
                                                       ACQUISITION   PRO FORMA
                                              ACTUAL   PRO FORMA(1) AS ADJUSTED
                                              -------  ------------ -----------
                                                       (IN THOUSANDS)
Short-term borrowings........................ $22,451    $55,451     $ 13,326
                                              =======    =======     ========
Long-term borrowings......................... $ 8,635    $ 8,635     $  8,635
Shareholders' equity:
  Preferred Stock, $.01 par value; 1,000
   shares authorized; 100 shares
   outstanding...............................     --         --           --
  Class B Stock, $.01 par value; 3,000,000
   shares authorized; 2,166,075 shares
   outstanding; 2,108,575 outstanding as
   adjusted(2)...............................      22         22           21
  Common Stock, $.01 par value; 40,000,000
   shares authorized; 9,451,760 shares
   outstanding; 12,070,103 shares outstanding
   as adjusted(3)............................      95         95          121
  Additional paid-in capital.................  63,917     63,917      106,017
  Retained earnings..........................  10,758     10,758       10,758
  Restricted stock deferred compensation(4)..    (217)      (217)        (217)
                                              -------    -------     --------
    Total shareholders' equity...............  74,575     74,575      116,700
                                              -------    -------     --------
      Total capitalization................... $83,210    $83,210     $125,335
                                              =======    =======     ========

- --------
(1) Adjusted to reflect the acquisition of Kenlin had it been consummated at March 30, 1996.
(2) Reflects conversion of 57,500 shares of Class B Stock into Common Stock by a Selling Stockholder.
(3) Excludes 2,000,000 shares of Common Stock reserved for issuance upon exercise of options pursuant to the Company's 1993 Omnibus Equity Incentive Plan, 655,463 of which were outstanding as of March 30, 1996, 100,000 shares of Common Stock reserved for issuance upon exercise of options pursuant to the Company's Nonemployee Director Stock Option Plan, 20,000 of which were outstanding as of March 30, 1996 and 750,000 shares of Common Stock registered on a Form S-4 for use in possible acquisitions. Also excludes 500,000 shares of Common Stock issuable upon the exercise of a warrant, which is immediately exercisable at an exercise price of $9.00 per share.
(4) Reflects the issuance by the Company of 237,217 shares of Class B Stock and the transfer of 32,420 shares of Class B Stock to certain employees by William E. Brown and the related deferred compensation. All of such shares are subject to various restrictions, including certain future vesting periods of up to 10 years.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following selected income statement and balance sheet data of the Company as of and for each of the fiscal years in the four-year period ended December 25, 1994 and the nine-month period ended September 30, 1995 have been derived from the Company's audited consolidated financial statements. Such financial statements as of December 25, 1994 and September 30, 1995 and for each of the two fiscal years in the period ended December 25, 1994 and the nine-month period ended September 30, 1995 are included elsewhere in this Prospectus and have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein. The following selected income statement and balance sheet data of the Company as of and for the six-month periods ended March 26, 1995 and March 30, 1996, are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations for these periods, which adjustments are only of a normal recurring nature. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                               NINE MONTH
                                                                                 PERIOD
                                         FISCAL YEAR ENDED(1)                   ENDED(1)     SIX MONTHS ENDED
                          --------------------------------------------------- ------------- --------------------
                          DECEMBER 31, DECEMBER 27, DECEMBER 26, DECEMBER 25, SEPTEMBER 30, MARCH 26,  MARCH 30,
                              1991         1992         1993         1994         1995        1995      1996(3)
                          ------------ ------------ ------------ ------------ ------------- ---------  ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Net sales...............    $280,722     $321,707     $334,682     $421,427     $373,734    $181,214   $260,132
Cost of goods sold and
 occupancy..............     233,782      271,050      278,746      354,096      316,832     153,046    227,006
                            --------     --------     --------     --------     --------    --------   --------
 Gross profit...........      46,940       50,657       55,936       67,331       56,902      28,168     33,126
Selling, general and
 administrative
 expenses...............      40,508       41,949       44,702       58,489       48,075      27,881     29,783
                            --------     --------     --------     --------     --------    --------   --------
Income from operations..       6,432        8,708       11,234        8,842        8,827         287      3,343
Interest expense-net....      (4,343)      (4,028)      (3,751)      (5,642)      (5,891)     (3,430)    (2,452)
Other income (expense)..         379         (742)        (878)        (856)        (953)       (604)      (139)
                            --------     --------     --------     --------     --------    --------   --------
Income (loss) before
 income taxes and
 minority interest......       2,468        3,938        6,605        2,344        1,983      (3,747)       752
Income tax expense
 (benefit)..............         903        1,595        2,637          936          904      (1,468)       324
                            --------     --------     --------     --------     --------    --------   --------
Income (loss) before
 minority interest......       1,565        2,343        3,968        1,408        1,079      (2,279)       428
Minority interest.......         422         (210)          26           (3)         --          --         --
                            --------     --------     --------     --------     --------    --------   --------
Net income (loss).......    $  1,987     $  2,133     $  3,994     $  1,405     $  1,079    $ (2,279)  $    428
                            ========     ========     ========     ========     ========    ========   ========
Net income (loss) per
 common and common
 equivalent
 share(2)(3)............                              $   0.83     $   0.24     $   0.18    $  (0.39)  $   0.04
Weighted average shares
 outstanding(2)(3)......                                 4,789        5,947        5,943       5,865     10,381
OPERATING DATA:
Distribution centers at
 period end.............          25           25           30           39           38          38         37
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital.........    $  9,289     $ 10,288     $ 26,719     $ 21,003     $ 25,316    $ 20,255   $ 61,538
Total assets............     112,693      123,484      143,748      173,953      142,680     203,803    229,776
Short-term borrowings...      37,518       41,453       32,162       44,995       39,670      41,289     22,451
Long-term borrowings....       6,627        5,975        8,804        7,019       11,130       6,270      8,635
Shareholders' equity....       9,596       16,114       35,359       36,376       38,402      37,094     74,575

- -------
(1) In 1992, the Company adopted a 52/53 week fiscal year ending on the last Sunday in December. In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period.
(2) During 1992, the Company was reorganized (see Note 2 of Notes to Consolidated Financial Statements). As a result, net income per common and common equivalent share and weighted average shares outstanding are not presented for fiscal years 1991 and 1992 because such information would not be comparable with the post-reorganization periods.
(3) In November 1995, the Company sold 5,750,000 shares of its Common Stock at a public offering price of $6.75 per share. Net proceeds were used to reduce borrowings under the Company's principal line of credit.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The Company's acquisition of Kenlin will be accounted for under the "purchase" method of accounting which requires the purchase price to be allocated to the acquired assets and liabilities of Kenlin on the basis of their estimated fair values as of the date of acquisition. The following pro forma combined condensed balance sheet gives effect to the acquisition of Kenlin as if it occurred on March 30, 1996 and the pro forma combined condensed statements of income give effect to the acquisition of Kenlin as if it occurred on December 26, 1994 and include adjustments directly attributable to the acquisition of Kenlin and expected to have a continuing impact on the combined company (collectively, the "Pro Forma Financial Information"). As the Pro Forma Financial Information has been prepared based on estimated fair values, amounts actually recorded may change upon determination of the total purchase price and additional analysis of individual assets and liabilities assumed.

  The Pro Forma Financial Information and related notes are provided for informational purposes only and are not necessarily indicative of the consolidated financial position or results of operations of the Company as they may be in the future or as they might have been had the acquisition been effected on the assumed dates. The Pro Forma Financial Information should be read in conjunction with the separate historical consolidated financial statements of the Company, and the related notes thereto, and the historical financial statements of Kenlin, and the related notes thereto, presented elsewhere in this Prospectus. See Note 1 to the Company's historical consolidated financial statements for a description of the treatment of goodwill arising from prior acquisitions.

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

              FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                              HISTORICAL HISTORICAL  PRO FORMA        PRO FORMA
                               COMPANY     KENLIN   ADJUSTMENTS       COMBINED
                              ---------- ---------- -----------       ---------
Net sales...................   $373,734   $46,957                     $420,691
Costs of goods sold and
 occupancy..................    316,832    34,075     $1,976 (a)       352,883
                               --------   -------     ------          --------
Gross profit................     56,902    12,882     (1,976)           67,808
Selling, general and
 administrative expenses....     48,075    10,426     (2,088)(a),(b)    56,413
                               --------   -------     ------          --------
Income from operations......      8,827     2,456        112            11,395
Interest and other
 expenses...................      6,844       817      1,637 (c)         9,298
                               --------   -------     ------          --------
Income before income taxes..      1,983     1,639     (1,525)            2,097
Income taxes................        904       688       (561)(d)         1,031
                               --------   -------     ------          --------
Net income..................   $  1,079   $   951     $ (964)         $  1,066
                               ========   =======     ======          ========
Net income per share........   $   0.18                               $   0.18
                               ========                               ========
Weighted average common and
 common equivalent shares
 outstanding................      5,943                                  5,943

- --------
(a) Represents the reclassification of certain costs to conform with the Company's policy.
(b) Reflects an adjustment to goodwill amortization totaling $56,000 for the excess of amortization recognized by Kenlin on a historical basis over the goodwill resulting from the Kenlin acquisition. Goodwill is amortized on a straight-line basis over 40 years.
(c) Represents interest expense on borrowings under the Company's line of credit incurred in conjunction with the acquisition of Kenlin and on estimated average borrowings during the nine months ended September 30, 1995. Interest expense was computed at 9.61% (based on the prime rate plus 3/4% per annum).
(d) Adjusts the historical provision for income taxes to give effect to the pro forma adjustments discussed in (a), (b) and (c) above.

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                 FOR THE SIX-MONTH PERIOD ENDED MARCH 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                              HISTORICAL HISTORICAL  PRO FORMA        PRO FORMA
                               COMPANY     KENLIN   ADJUSTMENTS       COMBINED
                              ---------- ---------- -----------       ---------
Net sales...................   $260,132   $37,826                     $297,958
Costs of goods sold and
 occupancy..................    227,006    27,398     $1,575 (a)       255,979
                               --------   -------     ------          --------
Gross profit................     33,126    10,428     (1,575)           41,979
Selling, general and
 administrative expenses....     29,783     7,938     (1,617)(a),(b)    36,104
                               --------   -------     ------          --------
Income from operations......      3,343     2,490         42             5,875
Interest and other
 expenses...................      2,591       589        994 (c)         4,174
                               --------   -------     ------          --------
Income before income taxes..        752     1,901       (952)            1,701
Income taxes................        324       778       (296)(d)           806
                               --------   -------     ------          --------
Net income..................   $    428   $ 1,123     $ (656)         $    895
                               ========   =======     ======          ========
Net income per share........   $   0.04                               $   0.09
                               ========                               ========
Weighted average common and
 common equivalent shares
 outstanding................     10,381                                 10,381

- --------
(a) Represents the reclassification of certain costs to conform with the Company's policy.
(b) Reflects an adjustment to goodwill amortization totaling $53,000 for the excess of amortization recognized by Kenlin on a historical basis over the goodwill resulting from the Kenlin acquisition. Goodwill is amortized on a straight-line basis over 40 years.
(c) Represents interest expense on borrowings under the Company's line of credit incurred in conjunction with the acquisition of Kenlin and on estimated average borrowings during the six months ended March 30, 1996. Interest expense was computed at 9.15% (based on the prime rate plus 3/4% per annum).
(d) Adjusts the historical provision for income taxes to give effect to the pro forma adjustments discussed in (a), (b) and (c) above.

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                MARCH 30, 1996
                                (IN THOUSANDS)
                                  (UNAUDITED)

                            HISTORICAL HISTORICAL  PRO FORMA         PRO FORMA
                             COMPANY     KENLIN   ADJUSTMENTS        COMBINED
                            ---------- ---------- -----------        ---------
ASSETS:
  Cash.....................  $    139   $    99                      $    238
  Inventories..............   110,151     9,987    $    (63)(a)       120,075
  Other current assets.....    95,978     5,817       1,011 (b)       102,806
  Property, plant and
   equipment...............     9,833     1,596                        11,429
  Other assets.............    13,675     4,325      15,180 (c),(d)    33,180
                             --------   -------    --------          --------
    Total..................  $229,776   $21,824    $ 16,128          $267,728
                             ========   =======    ========          ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
  Current liabilities......  $144,730   $ 3,763    $ 34,189 (e),(f)  $182,682
  Long-term debt...........     8,635    11,080     (11,080)(g)         8,635
  Deferred items...........     1,836                                   1,836
  Shareholders' equity.....    74,575     6,981      (6,981)(h)        74,575
                             --------   -------    --------          --------
    Total..................  $229,776   $21,824    $ 16,128          $267,728
                             ========   =======    ========          ========

- --------
(a) Includes adjustments of (i) $375,000 to reduce inventories to approximate fair value as determined by the Company based on its analysis of the individual inventory items, and (ii) $312,000 to capitalize additional costs into inventory to conform with the Company's capitalization policy.
(b) Represents the deferred tax impact of (i) certain pro forma adjustments for reserves and accruals which are not deductible for tax purposes until future periods, and (ii) tax basis in excess of the Company's book basis of acquired intangibles.
(c) Represents the $19,421,000 excess of purchase price over the fair value of net assets acquired.
(d) Eliminates Kenlin's previously recorded intangible assets of $4,241,000.
(e) Consists of an accrual of $1,189,000 for estimated expenses incurred which are directly related to the acquisition of Kenlin.
(f) Includes borrowings of $33,000,000 incurred in connection with the acquisition of Kenlin.
(g) Reflects the repayment of Kenlin's long-term debt.
(h) Reflects the elimination of Kenlin's shareholders' equity due to the acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is the dominant national distributor of lawn and garden products as well as a major distributor of pet and pool supplies. As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $25 million in 1987 to approximately $374 million in the nine month period ended September 30, 1995 and increased the number of Company distribution centers from one in 1987 to 37 currently. Since 1988, the Company has completed 20 acquisitions, making it a leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. The Company completed seven acquisitions in 1993, four acquisitions in 1994 and one acquisition in 1995. These acquisitions included four lawn and garden distributors and six distributors of pet supplies. In addition, in June 1996, the Company entered into a definitive agreement to acquire Kenlin, the largest distributor of pet supply products in the eastern United States. Net sales for Kenlin have increased from $44.7 million for the year ended July 31, 1993 to $63.0 million for the year ended July 31, 1995 and operating income for Kenlin grew from $2.2 million to $4.1 million during this same period. In fiscal 1995, lawn and garden products accounted for approximately 74% of the Company's net sales, pet supplies accounted for approximately 20% and pool supplies accounted for approximately 6%.

  Manufacturers and suppliers of lawn and garden products and pet supplies have sold, and may intensify their efforts to sell, their products directly to retailers, including major customers of the Company. In response to increased direct sales, the Company has developed programs designed to encourage manufacturers to continue to utilize the Company's services. In many instances when manufacturers have increased direct sales, the Company has continued to provide merchandising and other services to both manufacturers and retailers. Historically, sales of Solaris products to direct accounts (referred to as "agency sales") included lower levels of services; therefore, the Company's gross profit as a percentage of net sales on this type of business was lower than on full service sales.

  The Company entered into an agreement effective October 1, 1995 with Solaris to become both the master agent and master distributor for sales of Solaris products nationwide. Management believes that the new relationship with Solaris embodied in the Solaris Agreement has had a substantial impact on the Company's results of operations. Under the Solaris Agreement, which has an initial four-year term, the Company, in addition to serving as the agent and distributor for sales of Solaris products, provides a wide range of value-added services including logistics, order processing and fulfillment, inventory distribution and merchandising. However, Solaris continues to negotiate its sales prices directly with its direct sales accounts. As a result of the Solaris Agreement, a majority of the Company's sales of Solaris products are derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. A substantial portion of these sales consist of large shipments to retail distribution centers which are characterized by a lower gross profit as a percentage of net sales compared with sales made by the Company as a traditional distributor. The Company believes that the operating expenses associated with this type of sale are lower than the operating expenses associated with sales made by the Company as a traditional distributor. The Company believes that the gross profit as a percentage of net sales associated with the Company's services to Solaris direct sales accounts is higher than the gross profit as a percentage of net sales associated with the Company's historical agency sales due to the greater services provided pursuant to the Solaris Agreement. The Company believes that the collective impact of these factors has lead to substantially increased sales of Solaris products, increased gross profit from sales of Solaris products and lower gross profit as a percentage of net sales.

  In addition, under the Solaris Agreement, the Company's accounts receivable related to Solaris products sold to direct sales accounts are paid more quickly since the amount owed to the Company is settled by Solaris within 15 days of receipt of an invoice, rather than waiting for payment by retailers in accordance with their normal payment terms. Since entering into the Solaris Agreement, inventories of Solaris products have increased since the Company is not only carrying inventories to support its own sales of Solaris products but also certain inventory previously carried by Solaris as well as additional inventories to support sales of Solaris products by the Company's network of independent distributors.

  The Solaris Agreement provides for the Company to be reimbursed for costs incurred in connection with services provided to Solaris' direct sales accounts and to receive payments based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, to the extent achieved. As a result, management believes that the Company's profitability is more directly attributable to the success of Solaris than it has been in the past.

  Historically, the Company's sales have been influenced by weather and climate conditions in the markets it serves. For example, during the first six months of the calendar year in both 1993 and 1995 and the first three months of the calendar year in 1996, the Company's results of operations were negatively affected by severe weather conditions in many parts of the country.

  The statements contained in this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales.

                              FISCAL YEAR ENDED      NINE MONTH    SIX MONTHS ENDED
                          ------------------------- PERIOD ENDED  -------------------
                          DECEMBER 26, DECEMBER 25, SEPTEMBER 30, MARCH 26, MARCH 30,
                              1993         1994         1995        1995      1996
                          ------------ ------------ ------------- --------- ---------
Net sales...............     100.0%       100.0%        100.0%      100.0%    100.0%
Cost of goods sold and
 occupancy..............      83.3         84.0          84.8        84.5      87.3
                             -----        -----         -----       -----     -----
  Gross profit..........      16.7         16.0          15.2        15.5      12.7
Selling, general and
 administrative
 expenses...............      13.4         13.9          12.9        15.4      11.4
                             -----        -----         -----       -----     -----
Income from operations..       3.3          2.1           2.3         0.1       1.3
Interest expense--net...       1.1          1.3           1.6         1.9       0.9
Other expense...........       0.3          0.2           0.2         0.3       0.1
                             -----        -----         -----       -----     -----
Income (loss) before
 income taxes and
 minority interest......       1.9          0.6           0.5        (2.1)      0.3
Income taxes (benefit)..       0.8          0.3           0.2        (0.8)      0.1
                             -----        -----         -----       -----     -----
Income (loss) before
 minority interest......       1.1          0.3           0.3        (1.3)      0.2
Minority interest.......       0.1           --            --          --        --
                             -----        -----         -----       -----     -----
Net income (loss).......       1.2%         0.3%          0.3%       (1.3)%     0.2%
                             =====        =====         =====       =====     =====

 SIX MONTHS ENDED MARCH 30, 1996 COMPARED WITH SIX MONTHS ENDED MARCH 26, 1995

  Net sales for the six months ended March 30, 1996 increased by 43.5% or $78.9 million to $260.1 million from $181.2 million for the six months ended March 26, 1995. Of the $78.9 million increase, approximately $60.4 million was attributable to sales resulting from the Solaris Agreement, principally to retail distribution centers. The increase in sales from existing operations, $18.5 million, was due principally to the addition of stores previously serviced by a competitor, expanded product placements and new store openings with existing customers, as well as an increase in sales of pet supplies.

  Gross profit increased by 17.6% or $4.9 million from $28.2 million during the six months ended March 26, 1995 to $33.1 million for the comparable fiscal 1996 period. Gross profit as a percentage of net sales decreased from 15.5% in the six months ended March 26, 1995 to 12.7% for the comparable fiscal 1996 period. The decrease in gross profit as a percentage of net sales was primarily due to the increase in sales under the Solaris Agreement to high volume, low service retail distribution centers, principally in the second quarter of fiscal 1996. Additionally, the gross profit percentage was adversely impacted by the elimination of certain discounts and rebates which historically had been part of the Solaris marketing programs.

  As part of the Company's responsibility under the Solaris Agreement, sales, principally to retail distribution centers, are to be sourced from a centralized warehouse to be staffed and managed by the Company. A portion of the total fee for servicing these retailers from this location is designed to cover the Company's actual costs for warehousing and shipping. Due to a delay in transitioning the operations of the warehouse from Solaris to the Company, these costs have been incurred by Solaris; consequently both the fee and related expenses are not included as part of the Company's operating results. The Company now expects to commence operating this facility in the early part of the fourth quarter of fiscal 1996. Gross profit is expected to be positively impacted in the fourth quarter of fiscal 1996 and in future periods by centralized warehouse fees because the fees will be recorded as revenue while the related costs will be reflected as operating expenses.

  For the six months ended March 30, 1996, selling, general and administrative expenses increased by $1.9 million to $29.8 million from $27.9 million for the six months ended March 26, 1995. This increase was associated principally with the increase in net sales. As a percentage of net sales, these expenses decreased from 15.4% during the six months ended March 26, 1995 to 11.4% for the comparable period in fiscal 1996. This decrease was principally due to the spreading of expenses over a higher sales volume.

  Interest expense for the six months ended March 30, 1996 decreased by 28.5% or $1.0 million to $2.4 million from $3.4 million for the six months ended March 26, 1995. The decrease was due principally to lower average outstanding borrowing as a result of applying the net proceeds from the sale of 5.75 million shares of the Company's stock in November 1995 and the termination of the Monsanto trade financing agreement. Average short-term borrowings for the six months ended March 30, 1996 were $33.8 million compared to $81.5 million for the six months ended March 26, 1995. The outstanding borrowings include amounts due to Solaris under the Monsanto trade financing agreement which ended in November 1995. Purchases of Solaris products are currently handled on typical credit terms with extended due dates.

  The Company's effective income tax rate for the six months ended March 30, 1996 increased to 43.1% compared to 39.2% for the six months ended March 26, 1995, principally due to the impact of non-deductible goodwill amortization.

 FIRST NINE MONTHS OF 1995 COMPARED WITH FIRST NINE MONTHS OF 1994

  In 1995, the Company changed its fiscal year to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period. As a result of this change, 1995 operating results will not be directly comparable with 1994. The Company believes that comparing the nine months periods of 1994 and 1995 will provide a more meaningful analysis of the Company's operating results. Unaudited summary operating results for the nine months ended September 25, 1994 are shown in Note 13 to the consolidated financial statements.

  Net sales for the nine months ended September 30, 1995 increased by 4.4% or $15.6 million to $373.7 million from $358.1 million for the comparable 1994 period. The increase in net sales was due to revenue from acquired operations and an increase in agency sales during the third calendar quarter of 1995, offset in part by a sales decline in the Western region lawn and garden markets. The lawn and garden sales decrease in the Western region was due principally to adverse weather conditions and the loss of certain customers who elected to buy direct from the Company's major supplier. Agency sales as a percentage of net sales increased in the first nine months of 1995 to 12.9% compared with 9.0% for the similar 1994 period.

  Gross profit decreased by 1.1% or $0.6 million from $57.5 million during the nine months ended September 25, 1994 to $56.9 million for the comparable 1995 period. Gross profit as a percentage of net sales decreased from 16.1% in the nine months ended September 25, 1994 to 15.2% in the comparable 1995 period. The decrease in gross profit for the nine months ended September 30, 1995 was due principally to lower gross margin agency sales to high volume, low service accounts, which also typically have lower associated operating expenses. In addition, the Company sold a higher percentage of lower margin products.

  For the nine months ended September 30, 1995, selling, general and administrative expenses increased by $2.7 million from $45.4 million for the comparable 1994 period. As a percentage of net sales, these expenses increased slightly from 12.7% during the first nine months of 1994 to 12.9% for the comparable 1995 period. Of the $2.7 million increase, approximately $0.4 million is associated with the increase in sales while the balance, $2.3 million, relates to (i) increased costs related to the consolidation of facilities in Colorado; (ii) increased costs in the pet supplies division related to the downsizing and integration of the Company's Northern California pet operations, (iii) costs associated with certain potential pet acquisitions, (iv) costs associated with retention of employees in anticipation of increased sales and (v) additional bad debt provision.

  Interest expense for the first nine months of 1995 increased by 41.8% or $1.7 million from $4.2 million for the comparable 1994 period. The increase is due principally to a combination of higher interest rates and increased borrowing under the Company's trade financing agreement with its major supplier and under the Company's principal credit facility. Average short-term borrowings for the nine months ended September 30, 1995 were $73.8 million compared with $58.0 million for the comparable period in 1994. The average interest rates were 9.3% and 6.9%, respectively.

  The Company's effective income tax rate for the nine months ended September 30, 1995 increased to 45% compared with 40% for the similar 1994 period, principally due to the impact of non-deductible goodwill amortization.

 1994 COMPARED WITH 1993

  Net sales increased by 25.9% or $86.7 million from $334.7 million to $421.4 million in 1994. Of this increase, approximately $35.6 million was attributable to increased sales of lawn and garden products, $50.1 million to increased sales of pet supplies and $1.0 million to other product lines. Of the total increase in net sales, approximately $77 million was attributable to operations acquired in the last quarter of 1993 and during the first half of 1994. The $10.0 million increase in net sales from existing operations was due to an approximately $11.7 million increase in sales of lawn and garden supplies and other product lines, which was offset in part by a decline in sales of approximately $1.7 million of pet supplies due to the consolidation of the Company's Northern California pet operations. Lawn and garden sales in the West Coast market declined from 1993 levels by approximately $24.3 million reflecting both increased direct sales by the Company's major supplier and, in Southern California, the closure of the 97 store Builders Emporium chain, which was a major customer of the Company, in the third quarter of 1993. This sales decline was more than offset by increases of approximately $35.0 million in the Company's other market areas.

  The overall sales increase from the existing lawn and garden portion of the business reflected a significant change in the mix of sales type compared with 1993. Agency sales, which carry a significantly lower gross profit margin, accounted for approximately 11.2% of total lawn and garden sales in 1994, as compared with 5.1% in 1993. The effect of this change in sales mix was to reduce the sales volume of higher gross profit margin individual store shipments while increasing the volume of agency sales. The net impact of this sales mix change was to reduce the total lawn and garden gross profit margin by 1.3% in 1994. Net sales of pet supplies increased by approximately 121% or $50.1 million compared to 1993, with approximately $51.8 million attributable to newly acquired operations. Total net sales of pet supplies as a percentage of total Company sales increased from 12.4% in 1993 to 21.7% in 1994.

  Total gross profit increased by 20.4% or $11.4 million from $55.9 million in 1993 to $67.3 million in 1994. Gross profit as a percentage of net sales decreased from 16.7% in 1993 to 16.0% in 1994. Gross profit from existing operations declined by $3.7 million compared with 1993 and gross profit from existing operations as a percentage of net sales declined from 16.7% in 1993 to 15.1% in 1994. The decrease in gross profit from existing operations was due principally to the change in sales mix whereby a significant volume of individual store sales was replaced by lower margin agency sales. The overall increase in gross profit was due to newly acquired operations whose customer base is comprised of smaller independent retailers. This type of customer typically generates a higher gross margin than that associated with larger chain accounts; however, the increase in gross margin tends to be partially offset by increased costs associated with the processing and shipping of smaller orders.

  Total selling, general and administrative expenses were $58.5 million or 13.9% of net sales in 1994 compared with $44.7 million or 13.4% of net sales in 1993. Of the $13.8 million increase over 1993, $13.8 million was attributable to companies acquired during the last quarter of 1993 and the first half of 1994. Selling, general and administrative costs related to existing operations stayed virtually unchanged from 1993 to 1994. As a percentage of net sales, selling, general and administrative expenses of existing operations were 13.0% compared with 13.4% for 1993.

  Principally as a result of the reduction in gross profit margins from 16.7% in 1993 to 16.0% in 1994, income from operations decreased $2.4 million from $11.2 million in 1993 to $8.8 million in 1994, and as a percentage of net sales declined from 3.3% in 1993 to 2.1% in 1994.

  Interest expense increased 47.9% over 1993 from $3.8 million in 1993 to $5.6 million in 1994. The increase of $1.8 million was attributable to a combination of increased borrowings from a trade financing agreement with the Company's major supplier and the Company's principal credit facility as well as an increase in the prime rate, which increased from 6.0% in January 1994 to 8.5% in November 1994. The increase in the prime rate tended to offset the advantageous rate of 1 1/4% below prime under the Company's trade financing agreement. The increase in outstanding borrowings in 1994 compared with 1993 reflects, in part, the reduction in the Company's short-term debt in 1993 as the result of applying approximately $18.0 million of proceeds received from its initial public offering in July 1993 and increased borrowings resulting from acquisitions made during 1994.

  Average short-term borrowings were $56.0 million during 1994 compared with $30.9 million for 1993. The average interest rates were 7.3% and 8.0%, respectively.

  The Company's effective tax rate for 1994 and 1993 was 40%.

INFLATION

  The results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation, the Company believes that the effects of inflation on its operations have been immaterial.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company's business is highly seasonal. In 1994 and 1993, approximately 63% and 67%, respectively, of the Company's sales occurred in the first six months of the calendar year. Substantially all of the Company's operating income is typically generated in this period which has historically offset the operating losses incurred during the rest of the year. Typically, the lawn and garden business is more seasonal than the pet supplies business, with a higher proportion of sales occuring in the first two calendar quarters. In fiscal 1995, the Company's lawn and garden business accounted for approximately 74% of net sales, pet supplies accounted for approximately 20% of net sales and pool supplies accounted for approximately 6% of net sales.

  The following table provides certain unaudited quarterly financial information for the calendar periods indicated. In management's opinion, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. These results may not be indicative of future results.

                                             THREE MONTHS ENDED
                               -----------------------------------------------
                                   MARCH 27,      JUNE 26, SEPT. 25,  DEC. 25,
                                      1994          1994     1994       1994
                               ------------------ -------- ---------  --------
                                               (IN THOUSANDS)
   Net sales..................      $110,087      $157,086 $ 90,965   $63,289
   Gross profit...............        17,750        25,415   14,359     9,807
   Income (loss) from
    operations................         4,651        10,030   (2,537)   (3,302)
   Net income (loss)..........         1,752         5,228   (2,549)   (3,026)
                                             THREE MONTHS ENDED
                               -----------------------------------------------
                                   MARCH 26,      JUNE 25, SEPT. 30,  DEC. 30,
                                      1995          1995    1995(1)   1995(2)
                               ------------------ -------- ---------  --------
                                               (IN THOUSANDS)
   Net sales..................      $117,925      $153,844 $101,965   $78,112
   Gross profit...............        18,361        21,953   16,588    11,320
   Income (loss) from
    operations................         3,589         5,869     (631)   (2,532)
   Net income (loss)..........           747         1,844   (1,512)   (2,363)
                               THREE MONTHS ENDED
                                 MARCH 30, 1996
                               ------------------
                                 (IN THOUSANDS)
   Net sales..................      $182,020
   Gross profit...............        21,806
   Income from operations.....         5,875
   Net income.................         2,791

- --------
(1) The three month period ended September 25, 1994 was a 13 week period, whereas the three month period ended September 30, 1995 was a 14 week period.
(2) In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period, and the quarter ended December 30, 1995 is the first quarter of fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its growth through a combination of bank borrowings, supplier credit and internally generated funds. In addition, the Company received net proceeds (after offering expenses) of approximately $54.0 million from its two public offerings.

  The Company's business is highly seasonal and its working capital requirements and capital resources track closely to this seasonal pattern. During the first quarter of each calendar year, inventory, accounts receivable, accounts payable, and short-term borrowings begin to increase, reflecting the build up of inventory and related payables in anticipation of the peak selling season. During the second quarter of the calendar year, inventory levels decrease while account receivables peak and short-term borrowings start to decline as cash collections are received during the peak selling period. In the third quarter of the calendar year inventory levels are at their lowest level and receivables and accounts payable are substantially reduced through conversion of accounts receivable to cash. During the fourth quarter of the calendar year, accounts receivable reach their lowest levels, while inventory and accounts payable and short-term borrowings begin to increase. Since the Company's short-term credit line fluctuates based upon a specified asset borrowing base, the fourth quarter of each calendar year is typically the period when the asset borrowing base is at its lowest and consequently the Company's ability to borrow is at its lowest.

  For the six months ended March 30, 1996, the Company used cash in operating activities of $17.4 million reflecting the normal cycle of inventory and receivables build up. Net cash generated from investing activities of $1.4 million resulted from the sale of the Visalia, California warehouse. This facility had been leased to a third party since February, 1995, and was not considered necessary for future requirements. Cash generated from financing activities of $16.0 million consisted of net proceeds from the sale of 5.75 million shares of the Company's stock less repayment of debt.

  For the nine months ended September 30, 1995, the Company generated cash from operating activities of $10.4 million. During the same period, the Company used $1.3 million of cash to acquire a small pet distribution business. Cash used by financing activities consisted primarily of repayments of short and long-term borrowings of $7.2 million. Nine month cash flows differ from annual cash flows due to seasonality factors discussed above.

  The Company generated cash from operating activities of $5.7 million and $7.1 million in fiscal years 1993 and 1994, respectively. Cash used in investing activities, which included approximately $6.7 million to acquire seven companies during 1993, and $14.0 million to acquire four companies in 1994, and the purchase of warehouse and delivery equipment, office furniture and equipment and leasehold improvements in each of its fiscal years 1993 and 1994 was $8.2 million and $14.3 million, respectively. Cash provided by financing activities of approximately $7.3 million in 1994 consisted primarily of proceeds related to the Company's short-term credit facility reduced by approximately $3.3 million repayments of its long-term debt.

  The Company has a line of credit with Congress Financial Corporation (Western) for $75 million. The available amount under the line of credit fluctuates based upon a specific asset borrowing base. The line of credit, which bears interest at a rate equal to the prime rate plus 3/4% per annum, is secured by substantially all of the Company's assets. At March 30, 1996, the Company had outstanding borrowings of approximately $19.8 million and had an additional $55.2 million of available borrowing capacity under this line. In June 1996, the Company entered into a definitive agreement to acquire Kenlin, the largest distributor of pet supply products in the eastern United States. The Company plans to use its line of credit to finance the $33 million purchase price of the acquisition. The Company's line of credit contains certain financial covenants such as minimum net worth and minimum working capital requirements. The line also requires the lender's prior written consent to any acquisition of a business.

  The Company believes that cash flow from operations, funds available under its line of credit and its arrangements with suppliers will be adequate to fund its presently anticipated working capital requirements for the foreseeable future. The Company anticipates that its capital expenditures will not exceed $2.8 million for the next 12 months.

  As part of its growth strategy, the Company has engaged in acquisition discussions with a number of companies in the past and it anticipates it will continue to evaluate potential acquisition candidates. If one or more potential acquisition opportunities, including those that would be material, become available in the near future, the Company may require additional external capital. In addition, such acquisitions would subject the Company to the general risks associated with acquiring companies, particularly if the acquisitions are relatively large. See "Risk Factors--Expansion; Acquisitions."

                                   BUSINESS

OVERVIEW

  The Company is the dominant U.S. distributor of lawn and garden products as well as a major distributor of pet and pool supplies. The Company has grown rapidly from sales of approximately $25 million in 1987 to approximately $374 million in the nine month period ended September 30, 1995. In fiscal 1995, lawn and garden products accounted for approximately 74% of net sales, pet supplies accounted for approximately 20% and pool supplies accounted for approximately 6%. As a result of both acquisitions and internal expansion, the number of Company distribution centers has grown from one in 1987 to 37 currently. Since 1988, the Company has completed 20 acquisitions, making it a leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. The Company completed seven acquisitions in 1993, four acquisitions in 1994 and one acquisition in 1995. These acquisitions included four lawn and garden distributors and six distributors of pet supplies. In addition, in June 1996, the Company entered into a definitive agreement to acquire Kenlin, the largest distributor of pet supply products in the eastern United States. Net sales for Kenlin have increased from $44.7 million for the year ended July 31, 1993 to $63.0 million in for the year ended July 31, 1995 and operating income for Kenlin grew from $2.2 million to $4.1 million during this same period. Growth has also been driven by the addition of new, and expansion of existing, product lines and services, new customers and increased sales to certain existing customers.

INDUSTRY OVERVIEW

  Lawn and Garden. The lawn and garden industry has retail sales in excess of $20 billion. According to the 1995-1996 National Gardening Survey conducted for the National Gardening Association by the Gallup Organization, 72% of the approximately 100 million households in the United States participated in some form of gardening in 1995. The Company believes that gardening is one of the most popular leisure activities in America and that as the population of America ages, gardening's popularity will continue to increase.

  The lawn and garden supply industry is complex for a number of reasons. The industry is highly seasonal with half of all sales occurring during the peak spring gardening season and two thirds of all sales occurring in the first six months of the calendar year. The industry is also complex because of the breadth and depth of merchandise offered including fertilizers, insecticides, sprinkler systems, and gardening tools, as well as perishable items such as live plants and higher priced items such as power tools. Further, merchandise selection is complicated by varying regional and local climate conditions and problems such as pest infestations and weed growth. There are at least 10 distinctly different climatic zones in the continental U.S., each of which has different lawn and garden needs. Finally, lawn and garden sales are driven by weekly weather conditions and manufacturer promotions which heavily impact consumer demand for lawn and garden products.

  As a result of the complexity and variability of lawn and garden sales, retailers, manufacturers and suppliers must constantly adapt to changes in consumer demand. Industry retailers--ranging from small local garden centers to regional and national mass merchandisers and discounters--must carefully plan their lawn and garden needs prior to the peak selling season and adjust those plans as the season develops. Because of the large number of product SKUs in the category, merchandise availability from a wide selection is important. Having rapid access to these goods is also important, particularly for national retailers, in adapting to regional and local lawn and gardening conditions. Lastly, retailers need quick deliveries to keep shelves full (especially prior to weekends) and require high in-stock and order-fulfillment rates. Manufacturers and suppliers have historically relied on distributors to inventory large volumes of product close to the retail market in order to efficiently deliver products in a timely manner to retail stores. Manufacturers and suppliers also rely on distributors to support and execute promotion and marketing plans and training of store employees at the store and regional level. Therefore, distributors represent an effective solution to the retailer facing a complex industry and an efficient means for a manufacturer or supplier to distribute and market its products.

  Historically, lawn and garden products were distributed through small local distributors that provided knowledgeable and personalized services to small local independent nursery centers and retailers. In recent years, as regional and national chains of retailers such as Wal*Mart, Home Base, Target and Home Depot have grown, there has been a trend towards consolidation among distributors in this category with larger regional distributors experiencing substantial growth as these volume driven accounts demand the administrative efficiency as well as the value-added services larger distributors can provide. Therefore, to the extent that sales of lawn and garden supplies shift from smaller more specialized nursery stores to larger regional and national chains, the Company believes that there will be a similar trend towards consolidation of distributors leading to the predominance of regional and national distributors.

  Pet Supplies. In 1994, over half of all U.S. households, or approximately 53 million households, owned at least one pet and 40% of these households owned more than one pet. The Company believes that pet ownership has increased as a result of an increase of empty-nest households with additional disposable income to spend on pets and an increase of families with young children. The Company believes that sales of premium pet food and pet supplies have increased due to these changing demographics, the increasing pet owner concern for animal nutrition and safety and recommendations by veterinarians and breeders.

  The Company believes the channels of distribution for pet food and pet supplies are highly fragmented. Pet food manufacturers generally sell directly to mass merchants and supermarkets. With respect to pet supplies, however, management believes that the large number of product SKUs carried by specialty pet stores make merchandise availability from a wide selection and short delivery times important to retailers who require high in-stock and order-fulfillment rates. Because of the fragmented nature of the pet supply industry, manufacturers and suppliers have historically relied on distributors to inventory large volumes of product close to the retail market and to support and execute promotion and marketing plans and training of store employees at the store and regional level. In addition, aquarium and fish supply products are more complex than dog or cat supplies and often provide independent pet retailers that carry such products a unique advantage in product knowledge and services. Therefore, the Company believes it represents an effective solution to the specialty pet retailer's problems and an efficient means for a manufacturer or supplier to distribute and market its products.

BUSINESS STRATEGY

  The Company's goals are (i) to be the dominant distributor of lawn and garden products and pet supplies in the United States as a whole and in each market area it serves, and (ii) to develop over the long-term an array of proprietary brand name consumer products that are complementary to the products it currently distributes. The Company's business strategy is designed to meet the needs of retailers and manufacturers, both of which are critical to the Company's success. The following summarizes key elements of the Company's business strategy.

  Comprehensive Product Selection. The breadth and depth of the Company's comprehensive selection of approximately 24,000 lawn and garden products and approximately 21,000 pet supply products enable retailers to fulfill a substantial portion of their product needs from a single source. In lawn and garden supply, the Company generally focuses on those products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers, handling and transportation difficulties, and which therefore generally require value-added services. In pet supplies, the Company carries many of the best-known brands. The Company does not carry live plants, power tools, live animals or higher priced items which are generally sourced directly.

  Value-Added Services. The Company offers a complete menu of value-added services independently priced so that each garden or pet customer can choose a program tailored to its individual needs. Value-added services offered include national, regional and store level merchandise planning, promotional planning and support, in-store merchandising and training, reorder support, stock-balancing, as well as the actual shipping, warehousing and distribution functions. The Company aggressively seeks opportunities to increase the range and scope of these value-added services to help retailers sell more product.

  National Presence. The Company has invested significant resources to build and consolidate its position as the dominant national distributor of lawn and garden supplies as well as a major national distributor of pet and pool supplies. Management believes that this strategy makes the Company more attractive and efficient to both manufacturers and retailers and will enhance its ability to dominate market areas.

  Manufacturer Services. To those manufacturers that sell products directly to retailers, the Company offers servicing arrangements pursuant to which the Company performs sales merchandising, warehousing, delivery, store training, billing and other services for the direct sale accounts. The Company intends to pursue longer-term joint ventures and agency arrangements with key manufacturers that sell direct.

  Efficient Operations. The Company believes that its strategically located warehouses, investments in MIS systems, employee training and incentive measures have helped the Company improve its operating efficiencies. In order to attract new retail customers and maintain relationships with existing retailers, the Company also strives to maintain a high in-stock position and order-fulfillment rate.

  Large Retailers Management utilizes the Company's comprehensive product selection, national presence, value-added services and efficient operations to develop relationships with large national and regional chains and independent retailers that have the ability to generate significant sales volume. The Company believes that it offers these retailers an efficient and cost effective method of distribution. These retailers generally purchase more merchandise per order which permits the Company to increase efficiencies, maximize economies of scale and improve sales. The Company believes that these retailers are gaining market share in the lawn and garden industry and hopes to grow with its customers to the extent they continue to grow.

GROWTH STRATEGY

  The Company has developed a multi-faceted growth strategy that is designed to increase its position as the dominant distributor of lawn and garden products and to continue to consolidate the fragmented pet supplies industry. The Company intends to continue to expand in these markets by (i) continuing to make strategic acquisitions, (ii) obtaining new customers and increasing sales to existing customers, and (iii) obtaining new product lines or expanding existing product lines that are currently distributed by the Company. In addition, over the long-term the Company intends to develop an array of proprietary consumer products that are complementary to the products it currently distributes.

  Acquisitions. The Company seeks to continue to strengthen its leadership position in the consolidation of the distribution channels for the lawn and garden and pet supply industries. The Company's strategy is to acquire companies in these industries that enable it to gain access to new customers, enter new geographical areas, lower operating cost levels and improve service levels to existing customers. Management believes that the Company's national presence brings certain synergies to regional distributors that are appealing to manufacturers. In addition, the Company believes the fragmented nature of the pet supply industry and the continuing consolidation of both retailers and distributors will create a number of acquisition opportunities. For example, in June 1996, the Company entered into a definitive agreement to acquire Kenlin Pet Supply, Inc., the largest distributor of pet supply products in the eastern United States.

  Customer Growth. The Company's national presence has enabled it to obtain new customers as well as expand sales to certain existing customers desiring more centralized and efficient distribution. For example, during the period from 1991 to December 31, 1995, the Company added approximately 1,100 Wal*Mart stores through acquisitions and internal growth and now serves approximately 1,600, or 75% of Wal*Mart stores nationally. The Company's goal is to grow with its customers, such as Wal*Mart and Home Depot, to the extent they continue to add new stores and expand lawn and garden sections. Management also plans to continue to seek new relationships with large volume accounts whether on a local, regional or national scale. The Company's acquisitions of distributors in the pet supply industry have enabled it to expand significantly sales to a large number of independent pet retailers across the western United States. See "--Retailers."

  Product Line Expansion. The Company will also seek to develop or expand other product lines where the Company believes its strength in managing complex product categories or its national presence will make the product line a value-added member of the distribution channel. In addition, the Company perceives significant opportunities in the pet supply business as the industry consolidates in a manner similar to the lawn and garden industry. Management believes that its ability to deliver pet supplies cost-effectively and to provide value-added services to retailers has contributed to the Company's success in this area.

  Grow Branded Products. The Company intends to seek to increase sales of its Matthews' line of redwood products and its Grant's line of ant control products, as well as its other proprietary products, through aggressive merchandising and selective introduction of new products. The Company also intends to pursue the acquisition of manufacturers of complementary brand name consumer products which can benefit from the Company's distribution expertise. See "--Proprietary Branded Products."

  Seek Additional Long-Term Profit-Based or Sales-Based Distribution Arrangements. The Company intends to seek to negotiate additional long-term agreements with manufacturers, such as the Solaris Agreement, which will provide the Company with payments based on the profitability or sales of the product line which it is distributing. The Company believes that such arrangements afford it with some of the incentives usually associated with ownership of a consumer products manufacturing business without the attendant risks of ownership.

PRODUCTS

  In fiscal 1995, lawn and garden products accounted for approximately 74% of the Company's net sales, pet supplies accounted for approximately 20% and pool supplies accounted for approximately 6%. The Company offers its customers a comprehensive selection of brand name lawn and garden products and pet and pool supplies. This selection consists of approximately 45,000 products from approximately 1,000 manufacturers. The Company generally focuses on those lawn and garden brand name products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers, handling and transportation difficulties, and which therefore generally require value-added services. The Company focuses on these types of products because it believes that retailers cannot source these products directly from suppliers as effectively as they can through distributors and that manufacturers of these products are likely to view the services offered by the Company as highly desirable and cost-effective. The Company carries many of the best-known brands in pet foods and supplies and combines these products into single shipments, providing its pet supplies customers a wide variety of products on a cost-effective basis. The Company does not carry live plants, animals, power tools or high priced items which are generally sourced directly from manufacturers. The Company believes that its broad and deep selection of products permits retailers to fulfill substantially all of their lawn, garden, pet and pool supply requirements from a single source. In fiscal 1995, substantially all of the Company's products had suggested retail prices of $20 or less.

  The following table indicates the approximate number of SKUs, the approximate number of manufacturers and suppliers and selected brand names in each of the Company's current major product categories according to the Company's internal records. The Company may change from time to time the selection and mix of its products, which may change the approximate number of manufacturers and suppliers and SKUs depending on the season.

                                              APPROXIMATE
                                               NUMBER OF
                                             MANUFACTURERS APPROXIMATE
                                                  AND       NUMBER OF          SELECTED
          PRODUCT CATEGORY                     SUPPLIERS      SKUS            BRAND NAMES
          ----------------                   ------------- -----------        -----------
 Chemicals and Fertilizer(1)................      100         4,000    Ortho, Round-Up,
                                                                       Miracle-Gro, Green
                                                                       Light, American
                                                                       Cyanamid, Ironite, Raid,
                                                                       Black Flag, Lilly
                                                                       Miller, Grant's
 Other Lawn and Garden Products(2)..........      700        20,000    Matthews, Sunset,
                                                                       Gilmour, Corona,
                                                                       Rainbird, Rubbermaid,
                                                                       Perky-Pet
 Pet Supplies(3)............................      200        21,000    Hagen, Tetra/Second
                                                                       Nature, All Glass
                                                                       Aquariums, Zodiac, Penn
                                                                       Plax
 Pool Supplies and Other Seasonal Items(4)..       20           400    HTH, Pace

- --------
(1) Category includes fertilizers, insecticides, weed killers, herbicides, animal repellents, other chemicals and electronic pest controls.
(2) Category includes barbecues, bird feeders, lawn and flower seeds, tomato baskets, gloves, instructional books, plant stakes, safety equipment, plant meters, weather instruments, wheelbarrows, spreaders, rakes, long handle tools, hand tools, brooms, axes, shears, saws, hedge tools, hoses, sprayers, dusters, sprinklers, drip watering systems and nozzles.
(3) Category includes various pet supplies and pet care products and dog, cat, fish and bird food.
(4) Category includes pool chemicals, equipment, toys, Christmas products and other seasonal items.

SALES AND SERVICE

  The Company's strategy is to offer a broad range of services to help retailers and manufacturers maximize their sales and profitability. The Company has implemented this strategy by developing a knowledgeable and profit-incented sales force and by offering a broad menu of services.

  Sales. At May 31, 1996, the Company employed approximately 350 sales and marketing personnel located throughout its distribution center network. Sales and marketing personnel typically service retail customers within a 250 mile radius of the distribution centers. They are trained with knowledge of local market conditions, the Company's products and merchandising skills. A significant number of sales personnel are certified nurserymen, horticultural graduates and/or master gardeners. The Company has divided its sales force into key account managers, who act as consultants to the buyers of large retailers, and field sales personnel, who are responsible for servicing specific retail customers in their assigned territory.

  Menu of Value-Added Services. The Company offers retailers and manufacturers a comprehensive menu of value-added services with separate or combination prices from which each customer may select according to its individual needs. Each value-added service is generally designed either to increase a retailer's sales or decrease a retailer's costs. The Company generally offers retailers deliveries within one business day from the time the Company receives an order. In addition to the standard delivery services, many of the Company's customers choose a high percentage of the value-added services listed below.

  Program Development. The Company's key account managers recommend and assist retail buyers in developing national and local product listings, advertising, promotions and shelf space planning at the beginning of and during the peak selling season to optimize store sales and profits.

  Training of Store Employees. The Company's sales personnel conduct formal and informal product training sessions with store personnel to help them provide informed consumer service. The Company believes that the demand for this service is greater at larger regional and national retail chains due to their higher employee turnover and employee inexperience with gardening products.

  Weekend Consumer Clinics. Sales personnel also conduct and assist in preparing and giving in-store weekend consumer education clinics to help increase retail sales and improve consumer relations.

  Designing and Setting Store Displays. The Company's sales personnel assist in designing and planning store shelves at the beginning of each season. Their expertise in product knowledge, sales trends, in-season promotions and consumer demand for specific products allows them to help each store adjust shelf stock and displays to increase sales in a timely fashion.

  Point-of-Purchase. The Company assists the manufacturer and retailer in the design and installation of point-of-purchase ("POP") material to increase sales. The POP material is generally matched to manufacturers' advertising and promotions as well as local lawn, gardening and insect problems.

  Merchandising of Shelf Stock. The Company's store service personnel physically restock store shelves with all the Company's merchandise on a weekly basis. This service can also include price stickering for stores not on electronic point-of-sale systems.

  Electronic Data Interchange ("EDI"). The Company's systems offer EDI capabilities to retailers which can include paperless invoices, payments and product history movements to help retailers monitor, plan and order products at a lower administrative cost.

  "Hot Shot" Deliveries. The Company offers rush deliveries to help retailers satisfy high consumer demand. This service is often critical to keep retailers from being out-of-stock on a weekend during the peak selling season.

  The Company believes that retailers choose these services because the Company can in many cases provide them more efficiently and effectively than manufacturers or retailers themselves. The Company's sales force often advises and assists store management to increase or decrease shelf space of certain products to match the expected and unexpected seasonal demands. The Company believes that a typical store needs to change the shelf space dedicated to lawn and garden products several times during the peak selling season. The sales force also often highlights specific products appropriate for the local market.

RETAILERS

  The Company focuses on selling lawn and garden products to retailers with high volume retail stores. The Company's customer base is comprised of a wide range of retailers, including "do-it-yourself" superstores, mass merchants, warehouse clubs, high volume local and regional nurseries, regional and national chains of drug and grocery stores and specialty pet stores. The following table sets forth selected lawn and garden supply and pet supply customers of the Company for each major category of retailer.

    DO-IT-
   YOURSELF                    MASS            HIGH-VOLUME             DRUG AND            SPECIALTY
 SUPERSTORES                 MERCHANTS          NURSERIES           GROCERY STORES        PET STORES
 -----------                 ---------     ------------------     ------------------   --------------------
 Builders Square             Wal*Mart      Bachman Nurseries      Albertsons           Petco
 Eagle Hardware & Garden     Target        Calloway's Nursery     Bruno's              PETsMART
 Home Depot                  Kmart         Frank's                Long's Drugstores    Pet Supply Warehouse
 Home Base                   Bi-Mart       Navlet's Nurseries     Payless Drugstores
 Lowes                       Woolworth     Pike Nurseries         Raleys
 Orchard Supply Hardware                   Sunbelt Nurseries
 Payless Cashways
 Price/Costco

  As a result of its national presence, the Company has an opportunity to enter into relationships with national chains, whereby the Company, directly or through its affiliates, provides services to all or substantially all of the individual stores in the chain. From the point of view of the national retailer, such an arrangement offers the benefit of a high level of service, lower cost of doing business and administrative efficiencies. Because these arrangements are not formalized in writing, these retailers may at any time purchase products from competing distributors.

  Most major retailers, including customers of the Company, currently purchase a portion of their lawn and garden products directly from certain large manufacturers rather than through distributors such as the Company. If a number of the Company's major customers were to substantially shift or increase their purchases to direct shipments from manufacturers, the sales and earnings of the Company could be adversely affected. See "Risk Factors--Direct Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Competition."

  The Company's current practice on product returns generally is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been misshipped or the product is defective. The Company has arrangements with its manufacturers and suppliers to stock balance and/or credit the Company for a certain percentage of returned or defective products. While in the past the Company's return practice has not caused any material adverse impact on operations, there can be no assurance in the future that the Company's operations will not be adversely impacted due to the return of products.

MANUFACTURERS AND SUPPLIERS

  The Company believes that the reason manufacturers and suppliers in the lawn and garden industry use distributors to ship a large percentage of their products to retailers is because it is a highly efficient method of distribution. In an industry with a large, diverse group of retailers combined with a relatively short and dynamic selling season, the Company believes that in most instances during the peak selling season each manufacturer or supplier would need to make weekly deliveries of an uneconomical volume of products to a large number of retailers in order to satisfy consumer demand. Similarly, each week retailers would have to place multiple orders and manage separate deliveries from a large number of manufacturers and suppliers rather than from a comparatively small number of distributors. The Company can typically deliver many products with one truck (often on one or more pallets for each store) as part of its delivery route to a number of stores. On the other hand, the same order using direct shipments from manufacturers or suppliers would require multiple deliveries from the various manufacturers and suppliers.

  The Company's national presence enables manufacturers and suppliers to access retail outlets and end users through one primary distributor. In addition, the Company's menu of value-added services to retailers includes product promotion and merchandising support that the Company believes many manufacturers and suppliers could not efficiently perform. While the Company purchases products from approximately 1,000 different manufacturers and suppliers, the Company believes that approximately 29% and 40% of the Company's net sales for the nine month period ended September 30, 1995 and the six months ended March 30, 1996, respectively, were derived from products purchased from Solaris.

  Prior to the acquisition of Ortho by Monsanto, both Ortho (in late 1991) and Monsanto (in 1993) had initiated direct sale programs. Solaris, a strategic business unit of Monsanto, expanded these direct sales programs in 1994, which now constitute a majority of Solaris' sales. The Company believes that these programs had, during 1994 and fiscal 1995, an adverse effect on the Company's lawn and garden business. The Company further believes that the adverse impact of these programs will be mitigated by the Solaris Agreement, although there can be no assurance in this respect.

THE SOLARIS AGREEMENT

  The Company entered into an agreement with Solaris effective October 1, 1995 to become the master agent master distributor for sales of Solaris products nationwide.

  The Company believes that a significant portion of its net sales and operating income during fiscal 1996 is attributable to its new relationship with Solaris. Under the Solaris Agreement, Solaris is obligated to reimburse the Company for costs incurred in connection with services provided by the Company to Solaris' direct sales accounts. In addition, the Company receives payments based on the level of sales of Solaris products to these accounts, and these payments are subject to increase based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, to the extent achieved. It is possible that disagreements could arise between Solaris and the Company as to measurement of the costs incurred in servicing Solaris' direct sales accounts. The cost reimbursement arrangement is based on estimates which are subject to reconciliation at the end of each fiscal year. As a result, the Solaris Agreement could contribute to variability in the Company's operating results. The new relationship with Solaris embodied in the Solaris Agreement does not assure that the Company will be profitable overall.

  Under the Solaris Agreement, Solaris continues to negotiate prices directly with its direct sales accounts. As a result of the Solaris Agreement a majority of the Company's sales of Solaris products are derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. The Company acts as the master agent on direct sales of Solaris products to certain major retailers and the master distributor in connection with sales of Solaris products to other distributors and retailers. The Solaris Agreement contains provisions which, without the consent of Solaris, could limit the Company's ability to distribute certain lawn and garden products manufactured by suppliers other than Solaris. These provisions could result in lower sales of non-Solaris products, which could have an adverse effect on the Company's business. The Solaris Agreement does not expire until September 30, 1999. However, Solaris has the right to terminate the agreement prior to its expiration in the event of a material breach of the agreement by the Company, including the Company's failure to satisfy certain performance criteria, or under certain other circumstances, including a sale of Solaris. Any such early termination would have a material adverse effect on the Company.

  In July 1995, the Company received from Monsanto Company $900,000 in exchange for its issuance of 100 shares of Series A Preferred Stock and a warrant to purchase up to 500,000 shares of the Company's Common Stock with an exercise price of $9.00 per share. See "Description of Capital Stock-- Preferred Stock."

PET SUPPLIES

  The Company's most significant new product line, pet supplies, was introduced in 1990 when the Company acquired the assets of Weyerhaeuser Garden Supply Company ("WGS"), a subsidiary of Weyerhaeuser Corporation, with distribution operations in both the lawn and garden and the pet supply industries. Sales in this category comprised approximately 20% of the Company's net sales in fiscal 1995. In June 1996, the Company entered into a definitive agreement to acquire Kenlin Pet Supply, Inc., the largest distributor of pet supply products in the eastern United States. Management intends to continue to expand this business line due to the relatively large number of SKUs (approximately 21,000), the fragmented nature of the retail segment for pet supplies, the lack of any national distributor in this field and a more steady year-round sales volume with a peak selling season in the last quarter of the calendar year.

PROPRIETARY BRANDED PRODUCTS

  The principal product lines owned by the Company are the Matthews' line of redwood products, the Grant's line of ant control products, the Greentouch line of cutting tools and four proprietary brands of fertilizer. The Matthews' line of redwood products consists of redwood tubs, planter boxes and trellises. The Grant's line of ant control products consists of ant stakes, granules and twists and ties. The Greentouch line of cutting tools consists of small hand tools used for gardening which are supplied to the Company by a contract manufacturer located in the Far East. The Company has four proprietary brands of fertilizer--Colorado's Own and Mountain States, which are manufactured by the Company, and Easy-Gro and Turf Magic, which are supplied to the Company by contract manufacturers. Additionally, the Company manufactures aquariums sold under the brand name Island Aquarium. Aggregate sales of these products during fiscal 1995 were approximately $14 million. Over the long-term, the Company intends to pursue the acquisition of additional proprietary branded products which would benefit from access to the Company's distribution system and expertise.

MANAGEMENT INFORMATION SYSTEMS

  During their weekly visits to the retail stores, sales personnel transmit orders to the appropriate distribution centers in any one of three methods: remote order entry units (hand held, electronic devices), telephone or facsimile. Generally, sales personnel transmit orders several times each day. Certain retailers can also order products directly through the Company's EDI system or by purchasing items directly at each distribution center. After customer orders are received and processed, shipping tickets are printed and credit approved prior to the orders being sent to the warehouse manager. The Company's warehouse employees then fill orders by manual selection and packaging. The Company believes that due to the unusual shapes and sizes of its products (e.g., hand held tools, wheelbarrows and bags of fertilizer) current automatic order selection systems are not as efficient and cost effective as the Company's current manual systems.

  The Company's management information systems collect data needed for receivables and inventory management, customer, product and facility profitability analysis, as well as permit electronic data interface with customers and suppliers. The Company is presently electronically connected with several major customers with a variety of applications that range from purchase order receipt to paperless invoicing. The Company has also purchased and is now using a new shelf space planning system that optimizes retail shelf space utilization and profitability. The Company receives more than a majority of its daily order volume from field sales representatives utilizing hand-held order entry computers. The Company's systems enable it to provide delivery within one business day.

  The Company is presently upgrading and installing one uniform, integrated system on IBM Model AS-400 computers across the United States at an estimated cost to complete of $2 million. The Company has completed the installation of the new system for the Southwest, Midwest and Southeast regions. The Company expects to convert the remaining regions to the new system within the next twelve months.

No assurances can be given that such transition and system enhancement can be accomplished in a timely and cost-effective manner without disrupting the Company's operations. In addition, there can be no assurance that the Company's current system or planned upgrade will be sufficient or effective and that further investments in management information systems will not be necessary.

DISTRIBUTION

  In order to develop the most effective possible national distribution network, the Company relies not only on its 37 Company-operated, distribution centers (see "--Properties"), but also on its affiliation arrangement with two leading regional distributors of lawn and garden products and, in the case of Solaris products, on agreements with a group of 32 independent distributors for specific geographic areas.

  The Company generally will make deliveries from its distribution centers within one to two days after receipt of the order and, if the customer requests, will generally make "hot shot" deliveries within four hours after receipt of the order. The Company organizes its truck and delivery routes to optimize each truck's merchandise load and number of deliveries. The Company uses trucks to deliver a substantial percentage of the Company's products and common carriers for a small percentage of deliveries. Common carriers are typically used for deliveries beyond a 200 mile radius from the distribution center.

  The Company's affiliation arrangements are intended to permit the Company to more effectively solicit national accounts and to assure that such accounts can be effectively serviced on a national basis without requiring the Company to incur the capital costs of opening new distribution centers or undertaking an acquisition. The Company's affiliation arrangements are with the following distributors:

             AFFILIATED DISTRIBUTOR                          GEOGRAPHIC REGION
             ----------------------                          -----------------
             Commerce Distributors                               Northeast
              U.S. Garden Sales                              Ohio and Michigan

  Under the affiliation arrangements, Company personnel negotiate transactions with national retail chains and the affiliated distributors provide such retail chains with products and related services in the geographic regions in which they operate. The Company receives fees from the affiliated distributors to compensate it for its costs, and sales of these affiliated distributors are not reflected in the Company's statements. The Company earned no profits in fiscal 1995 from these arrangements as the Company set its fees in connection with such arrangements at a level which was designed to cover only the Company's administrative costs.

  The Company has negotiated agreements with a group of 32 independent distributors for the distribution of Solaris products by the independent distributors. These agreements provide coverage of geographic areas where the Company does not have facilities or where established relationships with specific retailers make such arrangements desirable.

PROPERTIES

  The Company currently operates 37 distribution centers totaling approximately 1,801,000 square feet. The Company currently owns two distribution centers located in San Antonio, Texas and Lubbock, Texas and leases the remaining distribution centers. Most distribution centers consist of office and warehouse space, several large bays for loading and unloading and a store for walk-in commercial accounts. Each distribution center provides warehouse, distribution, sales and support functions for its geographic area under the supervision of a regional manager. Twenty-nine distribution centers service lawn and garden products and pool supplies, with seven of these also servicing pet supplies. Eight distribution centers exclusively service pet supplies. The Company's executive offices are located in Lafayette, California.

  The Company periodically evaluates the location and efficiency of its facilities to maximize customer satisfaction and to increase economies of scale. Accordingly, the Company may close or relocate a distribution center from time to time. The Company's leases generally expire between 1996 and 2005. Substantially all of the leases contain renewal provisions with automatic rent escalation clauses. In addition to the facilities that are owned, the Company's fixed assets are comprised primarily of trucks, warehousing and transportation equipment. As of March 30, 1996, the Company operated a fleet of approximately 170 trucks, of which most were leased. During the Company's peak season it rents additional trucks.

  The table below lists the Company's distribution facilities and the map on the inside cover page of this Prospectus illustrates their locations.

WESTERN REGION               SOUTHWEST REGION         NORTHWEST REGION
Visalia, CA                  Albuquerque, NM          Algona, WA
Stockton, CA                 Hammond, LA              Boise, ID
Phoenix, AZ                  Dallas, TX               Denver, CO
Sacramento, CA (2)           Houston, TX(2)           Medford, OR
San Leandro, CA              Little Rock, AR          Portland, OR
Orange, CA                   Lubbock, TX              Salt Lake City, UT
Riverside, CA                McAlester, OK
Van Nuys, CA                 McGregor, TX
San Diego, CA                Pharr, TX                MIDWEST REGION
Santa Fe Springs, CA (2)     San Antonio, TX          Bloomington, IL
                                                      Kansas City, MO
EASTERN REGION               MEXICO                   Minneapolis, MN
Providence, RI               Celaya
                                                      SOUTHEAST REGION
                                                      Atlanta, GA
                                                      Greensboro, NC
                                                      Orlando, FL

  Kenlin has two distribution facilities in New Jersey and one in North Carolina which, upon consummation of the Kenlin acquisition, will become part of the Company's distribution facilities in the Eastern Region.

COMPETITION

  The lawn and garden products and pet supply distribution industries are highly competitive. Traditionally, these industries have been characterized by intense competition from large numbers of smaller local and regional distributors--with competition based on price, service and personal relationships. In recent years, the Company has moved aggressively to insulate itself from this type of competition through the development of a nationwide presence, forging relationships with manufacturers, suppliers and major retailers and adding new value-added services. See "Business Strategy" and "Risk Factors--Competition."

  In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers and suppliers which distribute some percentage of their products directly to retailers, bypassing distributors, or through a dual distribution system in which the manufacturer or supplier competes with distributors for sales to certain accounts. See "Risk Factors--Competition" and "--Direct Sales." Such competition is typically based on service and price. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to participate in such direct sales by entering into agreements with the manufacturers and suppliers pursuant to which it provides the manufacturers and suppliers with order processing, warehousing, shipping and certain in-store services in connection with such direct sales in return for a fee from the manufacturers and suppliers.

EMPLOYEES

  As of May 31, 1996, the Company had approximately 1,630 employees of which approximately 1,350 were full-time employees and 280 were temporary employees. The Company hires substantial numbers of temporary employees for the peak shipping season of February through June in order to meet the increased demand experienced during the spring and summer months, including merchandising in stores. All of the Company's temporary employees are paid on an hourly basis. None of the Company's employees is represented by a labor union. The Company considers its relationship with its employees to be good.

ENVIRONMENTAL CONSIDERATIONS

  The Company's subsidiary, Grant Laboratories, Inc., which manufactures ant control products, and many of the products distributed by the Company are subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect the Company by restricting the manufacturing or use of its products or regulating their disposal. Regulatory or legislative changes may cause future increases in the Company's operating costs or otherwise affect operations. Although the Company believes it is and has been in substantial compliance with such regulations and has strict internal guidelines on the handling and disposal of its products, there is no assurance in the future that the Company may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor the Company's environmental procedures can ensure that the Company will not be subject to claims for personal injury, property damages or governmental enforcement.

LITIGATION

  Baton Rouge Fire. On July 14, 1992, the Company contacted local authorities and an environmental contractor to remove broken containers of a swimming pool water purifier maintained in inventory at its Baton Rouge, Louisiana warehouse. A fire originated while the environmental contractor's employees were in the process of placing the material in a large drum for removal. The fire damaged the Company's warehouse and two adjoining warehouse spaces leased by third parties. The warehouse was one of the Company's smallest, with an approximate area of 22,000 square feet out of a then total area of approximately 1,269,400 square feet for all of the Company's warehouses at such time. Although the inventory in the warehouse was substantially damaged, it constituted an immaterial portion of the Company's total inventories at that time.

  The Company believes that the fire was caused principally by the environmental contractor, and intends to hold the environmental contractor, and others, responsible for any loss or damage which it sustains. While the overall amount of the damage to all parties caused by the fire is believed to aggregate $20 million or more, neither this amount nor the overall amount of damage which the Company has sustained as a result of the fire has been finally quantified. The Company maintained insurance with Atlantic Mutual Insurance Company providing $11 million of coverage (with no deductible) against third-party liability. The Company believes that this coverage will be available with respect to third-party claims against the Company in the event that the environmental contractor or other parties are not found responsible. Notwithstanding the foregoing, the precise amount of damage sustained by the Company and other claimants in the fire, the ultimate determination of the parties responsible and the availability of insurance coverage are the subject of complex litigation, involving numerous claimants, defendants and insurance companies. Accordingly, no assurance may be given as to the ultimate impact of the Louisiana fire on the Company. The Company believes, based on the information currently available to it that ultimate resolution of this matter will not have a material adverse effect on its financial position or results of operations.

  Other Legal Proceedings. Except as disclosed above, the Company is not a party to any other material litigation.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

   NAME               AGE                       POSITION
   ----               ---                       --------
William E. Brown.....  54 Chairman of the Board and Chief Executive Officer
Glenn W. Novotny.....  49 President, Chief Operating Officer and Director
Neill J. Hines.......  56 Executive Vice President
Robert B. Jones......  63 Vice President, Chief Financial Officer and Secretary
Lee D. Hines,
 Jr.(1)..............  50 Director
Daniel Hogan(1)......  68 Director

- --------
(1) Member of the Audit and Compensation Committee.

  Mr. Brown has been Chairman and Chief Executive Officer of the Company since 1980. Additionally, since 1978 he has served as the Chief Executive Officer of Grant Laboratories, Inc., a manufacturer of garden-related insecticides. From 1977 to 1980, Mr. Brown was Senior Vice President of the Vivitar Corporation with responsibility for Finance, Operations, and Research & Development. From 1972 to 1977, he was with McKesson Corporation where he was responsible for its 200-site data processing organization. Prior to joining McKesson Corporation, Mr. Brown spent the first 10 years of his business career at McCormick, Inc. in manufacturing, engineering and data processing.

  Mr. Novotny has been President of the Company since June 1990 and was President of Weyerhaeuser Garden Supply Company ("WGS") since 1988. Prior thereto, he was with Weyerhaeuser Corporation for 20 years with a wide range of managerial experience including manufacturing, accounting, strategic planning, sales, general management and business turnarounds. From 1985 to 1988, Mr. Novotny was Region General Manager, Building Materials Distribution. From 1982 to 1985, he was Regional General Manager, Southern Mill Direct Sales. From 1979 to 1982, Mr. Novotny managed the strategic planning and analysis department of Weyerhaeuser's Solid Wood Business.

  Mr. Hines joined the Company in June 1990 as Executive Vice President and was Vice President-Finance since 1989 with WGS. Prior thereto, he was with Weyerhaeuser Corporation for 25 years in a broad variety of positions including Eastern Region Manager of Finance and Planning, Forest Products; North Carolina Business and Financial Manager; Plywood Plant Manager; Manager Finishing, Shipping & Customer Service; Paper Mills; and various controllership positions.

  Mr. Jones joined the Company in July 1991 as Corporate Controller. He was appointed to his present position in June 1993. From May 1990 to July 1991, Mr. Jones was Executive Vice President of International Tropic-Cal, Inc. From February 1988 to April 1990, Mr. Jones was Vice President and Chief Financial Officer of Compu-Rite Corporation, a manufacturer of computer ribbons. Prior to joining Compu-Rite, Mr. Jones was Vice President and Chief Financial Officer of Vivitar Corporation from 1982 to 1988.

  Mr. Hines, Jr. joined the Company in April 1991 as Executive Vice President and Chief Financial Officer, a position he retained until June 1993. He became a Director in 1991. From May 1990 to April 1991, Mr. Hines was President and Chief Executive Officer of International Tropic-Cal, Inc., a designer and marketer of sunglasses and hair accessories. From September 1988 to May 1990, Mr. Hines was Vice President and Chief Financial Officer of Avalon Marketing, Inc. From 1983 to September 1988, he was Chief Financial Officer of Applause Inc. and Vice President of Finance of Applause from 1982 to 1983. Prior to joining Applause, Mr. Hines served as the Chief Financial Officer of Vivitar from 1977 to 1982.

  Mr. Hogan has served as a Director since October 1993. Mr. Hogan is a self-employed business consultant. Prior to his retirement in 1986, Mr. Hogan was a Vice President of Chevron Chemical Company and General Manager of its Ortho Consumer Products Division.

  The Company's board of directors has an Audit and Compensation Committee. The Audit and Compensation Committee recommends the annual engagement of the Company's auditors with whom the Committee will review the scope of audit and non-audit assignments, related fees, the accounting principles used by the Company in financial reporting, internal financial auditing procedures and the adequacy of the Company's internal control procedures. The Audit and Compensation Committee also determines officers' salaries and bonuses, and administers the Company's 1993 Omnibus Equity Incentive Plan. Further, the majority of the independent and disinterested directors must approve any material agreements or arrangements between the Company and directors, officers, existing principal stockholders and their affiliates. Lee D. Hines, Jr. and Daniel Hogan currently serve as members of the Audit and Compensation committee. The Company's directors are elected at the annual stockholders' meeting and serve until their respective successors are elected or until death, resignation or removal. Officers are appointed by, and serve at the discretion of, the board of directors. There are no family relationships among any directors or executive officers of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation provides that its directors will not be liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty, to the fullest extent permitted by law. This provision is intended to allow the Company's directors the benefit of the Delaware General Corporation law which provides that directors of Delaware corporations may be relieved of monetary liability for breaches of their fiduciary duty of care except under certain circumstances, including breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or known violation of law or any transaction from which the director derived an improper personal benefit.

  The Company has entered into separate indemnification agreements with each of the directors and executive officers, whereby the Company agrees, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available at reasonable terms. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation, that may result in claims for indemnification by any director, officer, employee or other agent.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors has an Audit and Compensation Committee, consisting of two independent and disinterested directors which makes decisions regarding executive compensation. Lee D. Hines, Jr., a member of the Board of Directors and the Audit and Compensation Committee, performed certain consulting services for the Company during fiscal 1995 for which he received compensation of $49,730.

BOARD COMPENSATION

  Directors who are not employees of the Company are paid directors fees consisting of $12,000 per year and $1,000 for each Board of Directors meeting attended. Directors who attend meetings of the Audit and Compensation Committee receive an additional $1,000 for each meeting not held on the same day as a Board of Directors meeting. In addition, Lee D. Hines, Jr. performed certain consulting services for the Company during fiscal 1995 for which he received compensation of $49,730. In February 1996, the Board of Directors adopted a Nonemployee Director Stock Option Plan. This plan provides for the grant of options to outside directors. There are 100,000 shares of Common Stock reserved for issuance upon exercise of options pursuant to this plan. As of May 31, 1996, options to purchase 10,000 shares of Common Stock at an exercise price of $9.00 had been granted to each of the two outside directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Class B Stock and Common Stock as of March 30, 1996 and, as adjusted to reflect the sale of the shares of Common Stock offered hereby, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than five percent of the Company's outstanding Stock, (ii) by each of the Company's directors and executive officers, (iii) by all directors and executive officers as a group,
(iv) by each Selling Stockholder. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                   PERCENTAGE                  SHARES BENEFICIALLY
                           NUMBER OF SHARES        OF SHARES                   OWNED AFTER OFFERING          PERCENTAGE
                          BENEFICIALLY OWNED      BENEFICIALLY            --------------------------------    OF TOTAL
                           PRIOR TO OFFERING        OWNED                 NUMBER OF  NUMBER OF                 VOTING
                          -------------------      PRIOR TO    SHARES TO    CLASS B   COMMON                 POWER AFTER
   BENEFICIAL OWNERS       CLASS B    COMMON      OFFERING(1)   BE SOLD     SHARES    SHARES      PERCENT(1) OFFERING(2)
   -----------------      ---------- --------     ------------ ---------   --------- ---------    ---------- -----------
William E. Brown(3).....   2,038,859  182,500         19.1%     240,000(4) 1,981,359       --        14.0%      46.0%
Wellington Management
 Company(5).............         --   657,100          5.7           --           --  657,100         4.6        2.4
Monsanto Company(6).....         --   600,000(7)       4.9           --           --  600,000(7)      4.1        2.1
Glenn W. Novotny........         --   102,769(8)         *       10,000           --   92,769(8)        *          *
Neill J. Hines..........      45,548   37,615(9)         *           --       45,548   37,615(9)        *        1.1
Robert B. Jones.........         --    12,538(10)        *           --           --   12,538(10)       *          *
Lee D. Hines, Jr........         --    26,000            *           --           --   26,000           *          *
Daniel Hogan............         --     1,000            *           --           --    1,000           *          *
All directors and
 executive officers as a
 group (6 persons)......   2,084,407  362,422(11)     21.0%     250,000    2,026,907  153,314(11)    15.4%      47.7%

- --------
  (*) Less than 1%

 (1) Represents the number of shares of Class B Stock and Common Stock beneficially owned by each stockholder as a percentage of the total number of shares of Class B Stock and Common Stock outstanding.

 (2) The percentage of total voting power after Offering represents the percentage of the voting power each stockholder will have after the Offering, assuming such stockholder does not convert his Class B Stock into Common Stock, and giving effect to the disparate voting rights between the Class B Stock and the Common Stock and the 49% aggregate maximum voting right of the Class B Stock.

 (3) The address of Mr. Brown is 3697 Mt. Diablo Boulevard, Lafayette, California 94549. Mr. Brown may be deemed to be a "control person" of the Company within the meaning of the rules and regulations of the Securities and Exchange Act of 1934, as amended, by virtue of his stock ownership and positions with the Company. In connection with the offering, Mr. Brown will convert 57,500 shares of Class B Stock into Common Stock.

 (4) If the Underwriters' over-allotment option is exercised in full, Mr. Brown will convert an additional 160,000 shares of Class B Stock into Common Stock. The number of Class B Shares owned after the offering will be 1,821,359 shares, the number of Common Shares owned after the offering will be zero shares, the percent of shares owned after the offering will be 12.6%, and the percentage of total voting power after the offering will be 45.8%.

 (5) The address of Wellington Management Company is 75 State Street, Boston, Massachusetts 02109.

 (6) The address of Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

 (7) Includes 500,000 shares issuable upon exercise of a warrant which is immediately exercisable and 100,000 shares issuable upon conversion of 100 shares of Series A Preferred Stock.

 (8) Includes 10,360 shares issuable upon exercise of outstanding options exercisable within 60 days of March 30, 1996.

 (9) Includes 5,718 shares issuable upon exercise of outstanding options exercisable within 60 days of March 30, 1996.

(10) Includes 530 shares issuable upon exercise of outstanding options exercisable within 60 days of March 30, 1996.

(11) Includes 16,608 shares issuable upon exercise of outstanding options exercisable within 60 days of March 30, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  As of the date of this Prospectus, the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock ("Common Stock"), 3,000,000 shares of Class B Stock ("Class B Stock") and 1,000 shares of Preferred Stock ("Preferred Stock"). Upon the closing of the Offering, 12,070,103 shares of Common Stock, 2,108,575 shares of Class B Stock and 100 shares of Preferred Stock will be issued and outstanding (assuming no exercise of the Underwriters' over-allotment option).

  The following summary description of the Company's capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of the Company's capital stock contained in the Company's Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

COMMON STOCK AND CLASS B STOCK

  Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Common Stock and the Class B Stock are identical in all respects, except that (i) the holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on Common Stock may be paid only in shares of Common Stock and stock dividends on Class B Stock may be paid only in shares of Class B Stock and (iii) shares of Class B Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under "Conversion Rights and Restrictions on Transfer of Class B Stock." Except as described above, issuances of additional shares of Class B Stock and modifications of the terms of the Class B Stock require the approval of a majority of the holders of the Common Stock and Class B Stock, voting as separate classes. The Certificate of Incorporation cannot be modified, revised or amended without the affirmative vote of the majority of outstanding shares of Common Stock and Class B Stock, voting separately as a class. Except as described above or as required by law, holders of Common Stock and Class B Stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

  After the sale of the Common Stock offered hereby, the outstanding shares of Common Stock will equal 85.1% of the total shares outstanding (and, together with the 100 shares of Series A Preferred Stock owned by Monsanto Company, will have 51% of the combined voting power of the outstanding shares), and the holders of Class B Stock will have 49% of the combined voting power of the outstanding shares. The holders of the Class B Stock will, therefore, be likely to be able to elect the entire Board of Directors of the Company and to determine the outcome of any matter submitted to the stockholders for approval including the power to determine the outcome of all corporate transactions.

  Each share of Common Stock and Class B Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock and Class B Stock share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors.

  Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any Preferred Stock, all holders of Common Stock and Class B Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No Common Stock or Class B Stock is subject to redemption or a sinking fund. All shares of Common Stock offered hereby will be, when so issued or sold, validly issued, fully paid and nonassessable.

  Conversion Rights and Restrictions on Transfer of Class B Stock. The Common Stock has no conversion rights. However, at the option of the holder, each share of Class B Stock is convertible at any time and from time to time into one share of Common Stock. If at any time the holders of a majority of outstanding shares of Class B Stock vote to convert the outstanding shares of Class B Stock to Common Stock, then all outstanding shares of Class B Stock shall be deemed automatically converted into shares of Common Stock.

  The Company's Certificate of Incorporation provides that any holder of shares of Class B Stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to the Company for conversion into an equal number of shares of Common Stock upon such transfer. Thereafter, such shares of Common Stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities laws.

  Shares of Class B Common Stock may not be transferred except generally to family members, certain trusts, heirs and devisees (collectively, "Permitted Transferees"). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B Stock will automatically convert into an equal number of shares of Common Stock. Accordingly, no trading market is expected to develop in the Class B Stock and the Class B Stock will not be listed or traded on any exchange or in any market.

  Effects of Disproportionate Voting Rights. The disproportionate voting rights of the Common Stock and Class B Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

PREFERRED STOCK

  The Board of Directors has the authority to cause the Company to issue up to 1,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of the Common Stock.

  In July 1995, the Company issued 100 shares of Series A Preferred Stock to Monsanto Company, of which Solaris is a strategic business unit. The Series A Preferred Stock is entitled to receive a cumulative 5% annual cash dividend which must be paid prior to the declaration or payment of any dividends on the Common Stock. Each share of Series A Preferred Stock is entitled to a liquidation preference of $9,000 per share, is convertible into 1,000 shares of Common Stock, votes together with the Common Stock and has a number of votes equal to the number of shares of Common Stock into which it is convertible.

  The Company has no present plans to issue any additional shares of Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute generally prohibits, under certain circumstances, a Delaware corporation whose stock is publicly traded, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) a corporation has elected in its certificate of incorporation or bylaws not to be governed by this Delaware law (the Company has not made such an election); (ii) prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (iii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who were also officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder or (iv) the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined generally to include mergers, consolidations, stock sales, asset-based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

TRANSFER AGENT AND REGISTRAR

  ChaseMellon Shareholder Services L.L.C. serves as the transfer agent and registrar for the Company's Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Hambrecht & Quist LLC and Wasserstein Perella Securities, Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                        NUMBER
                             UNDERWRITER                               OF SHARES
                             -----------                               ---------
Alex. Brown & Sons Incorporated.......................................
Hambrecht & Quist LLC.................................................
Wasserstein Perella Securities, Inc...................................
                                                                       ---------
  Total............................................................... 2,750,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $    per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $    per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the Representatives.

  The Company and a Selling Stockholder have granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 252,500 and 160,000 additional shares, respectively of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table above bears to the total shares of Common Stock listed in such table, and the Company will be obligated, pursuant to such options, to sell such shares to the Underwriters. The Underwriters may exercise such options only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares of Common Stock on the same terms as those on which the 2,750,000 shares of Common Stock are being offered.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act.

  In connection with this offering, the Underwriters and other selling group members (if any) who are qualifying registered market makers on Nasdaq may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of sales in this Offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the Common Stock. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  The Company and each of the directors, executive officers and certain principal stockholders of the Company have agreed not to offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company or securities convertible or exchangeable for any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Shares Eligible for Future Sale."

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

  Sales of substantial amounts of Common Stock in the public market could have an adverse impact on the market price of the Common Stock. After the closing of the Offering, the Company will have 12,070,103 shares of Common Stock and 2,108,575 shares of Class B Stock outstanding. Of these shares, 11,933,397, including the 2,750,000 shares offered hereby, the 2,530,000 shares of Common Stock that were sold by the Company in the initial public offering and the 5,750,000 shares of Common Stock sold in the public offering in November 1995, and 81,668 shares of Common Stock issuable upon conversion of the Class B Stock, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to certain resale limitations of Rule 144 promulgated under the Securities Act. The remaining 136,706 shares of Common Stock and 2,026,907 shares of Class B Stock held by existing stockholders are subject to lock-up agreements with the Underwriters. The directors, executive officers and certain principal stockholders of the Company who hold such shares of Common Stock have agreed not to sell or otherwise dispose of any shares for 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After the expiration of the 90 day lock-up period, these shares may be sold in accordance with Rule 144. In addition, 500,000 shares of Common Stock issuable upon the exercise of a warrant, which is immediately exercisable, are eligible for sale upon expiration of the 90 day lock-up period.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned for at least two years shares of Class B Stock or Common Stock that are treated as "restricted securities," including persons who may be deemed affiliates of the Company, would be entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock (12,070 shares immediately after the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a stockholder who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such stockholder, and who has beneficially owned for at least three years shares of Common Stock that are treated as "restricted securities," would be entitled to sell such shares without regard to the foregoing restrictions and requirements.

  The Company has registered under the Securities Act, 2,000,000 shares of Common Stock reserved for issuance under the 1993 Equity Incentive Stock Plan and 750,000 shares of Common Stock on a Form S-4 for use in potential acquisitions.

  The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

REGISTRATION RIGHTS

  The Company has granted certain rights with respect to the registration of its shares under the Securities Act to Monsanto and to former stockholders of a corporation acquired by the Company in 1993. In the event that the Company proposes to register any of its Common Stock under the Securities Act, either for its own account or the account of other security holders, Monsanto and such former stockholders will be entitled to notice of such registration and will be entitled to include their Common Stock in such registration, subject to certain marketing and other limitations. As of September 30, 1995, the Company had a Registration Statement in effect covering 204,420 shares of Common Stock for resale by the former stockholders of the corporation acquired by the Company. In addition, Monsanto has the right, subject to certain limitations, to require the Company, on not more than one occasion, to file a registration statement under the Securities Act in order to register not less than 70,000 shares of Common Stock. Any such demand registration shall be at the expense of Monsanto unless it is effected pursuant to Form S-3. The Company may in certain circumstances defer such registrations.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe, San Francisco, California. Certain matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements and the related financial statement schedule of the Company as of September 30, 1995 and December 25, 1994 and for the nine-month period ended September 30, 1995 and each of the two fiscal years in the period ended December 25, 1994 included in this Prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of Kenlin as of July 31, 1995 and 1994 and for each of the two years in the period ended July 31, 1995 and the period from August 21, 1992 (commencement of operations) through July 31, 1993 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act on Form S-3 (together with all amendments and exhibits thereto) with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied (at prescribed rates) at the offices of the Commission set forth under "Additional Information" above. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995;

    (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 30, 1995 and March 30, 1996, and its Current Report on Form 8-K dated June 18, 1996; and

    (3) The description of the Company's capital stock in the Company's Registration Statement on Form 8-A dated March 30, 1993.

  All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to the Company's principal executive offices at: Central Garden & Pet Company, 3697 Mt. Diablo Boulevard, Lafayette, California 94549, Attn: Chief Financial Officer, (510) 283-4573.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Central Garden & Pet Company
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets, September 30, 1995, December 25, 1994 and
   March 30, 1996 (unaudited).............................................  F-3
  Consolidated Statements of Income for the Nine-Month Period Ended
   September 30, 1995, Fiscal Years Ended December 25, 1994 and December
   26, 1993 and the unaudited Six-Month Periods Ended March 30, 1996 and
   March 26, 1995.........................................................  F-4
  Consolidated Statements of Shareholders' Equity for the Nine-Month
   Period Ended September 30, 1995, Fiscal Years Ended December 25, 1994
   and December 26, 1993 and the unaudited Six-Month Period Ended March
   30, 1996...............................................................  F-5
  Consolidated Statements of Cash Flows for the Nine-Month Period Ended
   September 30, 1995, Fiscal Years Ended December 25, 1994 and December
   26, 1993 and the unaudited Six-Month Periods Ended March 30, 1996 and
   March 26, 1995.........................................................  F-6
  Notes to Consolidated Financial Statements for the Nine-Month Period
   Ended September 30, 1995, Fiscal Years Ended December 25, 1994 and
   December 26, 1993 and the unaudited Six-Month Periods Ended March 30,
   1996 and March 26, 1995................................................  F-7
Kenlin Pet Supply, Inc.
  Independent Auditors' Report............................................ F-16
  Balance Sheets, July 31, 1995 and 1994 and March 30, 1996 (unaudited)... F-17


  Statements of Operations and Retained Earnings (Deficit) for the Fiscal
   Years Ended July 31, 1995 and 1994, the period from August 21, 1992
   (Commencement of operations) through July 31, 1993 and the unaudited
   Eight Month Periods Ended March 30, 1996 and March 30, 1995............ F-18
  Statements of Cash Flow for the Fiscal Years Ended July 31, 1995 and
   1994, the period from August 21, 1992 (Commencement of operations)
   through July 31, 1993 and the unaudited Eight Month Periods Ended March
   30, 1996 and March 30, 1995............................................ F-19
  Notes to Financial Statements for the Fiscal Years Ended July 31, 1995
   and 1994, the period from August 21, 1992 (Commencement of operations)
   through July 31, 1993 and the unaudited Eight Month Periods Ended March
   30, 1996 and March 30, 1995............................................ F-20

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Central Garden & Pet Company
Lafayette, California

  We have audited the accompanying consolidated balance sheets of Central Garden & Pet Company (the "Company") and subsidiaries as of September 30, 1995 and December 25, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the nine-month period ended September 30, 1995 and each of the two fiscal years in the period ended December 25, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of September 30, 1995 and December 25, 1994, and the results of their operations and their cash flows for the nine-month period ended September 30, 1995 and each of the two fiscal years in the period ended December 25, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
San Francisco, California
October 27, 1995

                          CENTRAL GARDEN & PET COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                         DECEMBER 25, SEPTEMBER 30,  MARCH 30,
                                             1994         1995         1996
                                         ------------ ------------- -----------
                                                                    (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS)
                 ASSETS
Current Assets
  Cash..................................   $    172     $    143     $    139
  Accounts receivable, less allowance
   for doubtful accounts of $3,457,
   $4,161 and $4,212....................     36,722       41,315       90,848
  Inventories...........................    106,740       69,425      110,151
  Prepaid expenses and other assets.....      6,024        5,751        5,130
                                           --------     --------     --------
    Total current assets................    149,658      116,634      206,268
Land, Buildings, Improvements and
 Equipment:
  Land..................................        982          982          431
  Buildings and improvements............      5,146        6,031        3,386
  Transportation equipment..............      1,914        2,174        2,224
  Warehouse equipment...................      5,486        6,106        6,662
  Office furniture and equipment........      5,556        6,631        8,125
                                           --------     --------     --------
    Total...............................     19,084       21,924       20,828
  Less accumulated depreciation and
   amortization.........................      8,850        9,846       10,995
                                           --------     --------     --------
    Land, buildings, improvements and
     equipment--net.....................     10,234       12,078        9,833
  Goodwill..............................     10,621       11,013       10,995
  Other Assets..........................      3,440        2,955        2,680
                                           --------     --------     --------
    Total...............................   $173,953     $142,680     $229,776
                                           ========     ========     ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable.........................   $ 43,183     $ 37,971     $ 20,829
  Accounts payable......................     74,152       45,120      111,398
  Accrued expenses......................      9,508        6,528       10,881
  Current portion of long-term debt.....      1,812        1,699        1,622
                                           --------     --------     --------
    Total current liabilities...........    128,655       91,318      144,730
                                           --------     --------     --------
Long-Term Debt..........................      7,019       11,130        8,635
                                           --------     --------     --------
Deferred Income Taxes and Other Long-
 Term Obligations.......................      1,903        1,830        1,836
                                           --------     --------     --------
Commitments and Contingencies (Note 11)
Shareholders' Equity:
  Series A convertible preferred stock..
  Class B stock (outstanding shares--
   2,446,275 in 1994, 2,178,874 in 1995
   and 2,166,075 in 1996)...............         32           22           22
  Common stock (outstanding shares--
   3,371,103 in 1994, 3,606,964 in 1995
   and 9,451,760 in 1996)...............         34           36           95
  Additional paid-in capital............     29,288       28,267       63,917
  Retained earnings.....................     13,294       10,330       10,758
  Restricted stock deferred
   compensation.........................       (490)        (253)        (217)
  Treasury stock, 769,393 shares in
   1994.................................     (5,782)
                                           --------     --------     --------
    Total shareholders' equity..........     36,376       38,402       74,575
                                           --------     --------     --------
    Total...............................   $173,953     $142,680     $229,776
                                           ========     ========     ========

                See notes to consolidated financial statements.

                          CENTRAL GARDEN & PET COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    NINE-MONTH
                            FISCAL YEARS ENDED     PERIOD ENDED  SIX-MONTH PERIODS ENDED
                         ------------------------- ------------- -----------------------
                         DECEMBER 26, DECEMBER 25, SEPTEMBER 30,  MARCH 26,   MARCH 30,
                             1993         1994         1995         1995        1996
                         ------------ ------------ ------------- ----------- -----------
                                                                 (UNAUDITED) (UNAUDITED)
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales...............   $334,682     $421,427     $373,734     $181,214    $260,132
Cost of goods sold and
 occupancy..............    278,746      354,096      316,832      153,046     227,006
                           --------     --------     --------     --------    --------
  Gross profit..........     55,936       67,331       56,902       28,168      33,126
Selling, general and
 administrative
 expenses...............     44,702       58,489       48,075       27,881      29,783
                           --------     --------     --------     --------    --------
  Income from
   operations...........     11,234        8,842        8,827          287       3,343
Interest expense--net...     (3,751)      (5,642)      (5,891)      (3,430)     (2,452)
Other expense--net......       (852)        (859)        (953)        (604)       (139)
                           --------     --------     --------     --------    --------
  Income (loss) before
   income taxes.........      6,631        2,341        1,983       (3,747)        752
Income taxes............      2,637          936          904       (1,468)        324
                           --------     --------     --------     --------    --------
Net income (loss).......   $  3,994     $  1,405     $  1,079     $ (2,279)   $    428
                           ========     ========     ========     ========    ========
Net income (loss) per
 common and
 common equivalent
 share..................   $    .83     $    .24     $    .18     $   (.39)   $    .04
                           ========     ========     ========     ========    ========
Weighted average shares
 outstanding............      4,789        5,947        5,943        5,865      10,381


                See notes to consolidated financial statements.

                         CENTRAL GARDEN & PET COMPANY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               SERIES A
                                                              CONVERTIBLE
                                                            PREFERRED STOCK      CLASS B STOCK      COMMON STOCK
                                                          ------------------  ----------------- -----------------
                                                          SHARES    AMOUNT     SHARES    AMOUNT  SHARES    AMOUNT
                                                          -------   --------  ---------  ------ ---------  ------
                                                                              (DOLLARS IN THOUSANDS)
Balance, December 27,  1992.............................                     4,300,000   $43
Stock issued to purchase subsidiary(1)..................                       210,120     2
Amortization, restricted stock deferred compensation....
Treasury stock..........................................
Issuance of stock grants................................                        55,000     1
Sale of common stock (net of offering  costs)...........                                       2,030,000   $20
Conversion of Class B stock into common stock...........                      (765,120)   (8)    765,120     8
Net income..............................................
                                                          -------   -------- ---------   ---   ---------   ---

Balance,  December 26,  1993............................                     3,800,000    38   2,795,120    28
Amortization, restricted stock deferred compensation....
Treasury stock..........................................
Conversion of Class B stock into common stock...........                      (449,383)   (5)    449,383     5
Cancellation of Class B stock...........................                      (143,949)   (1)
Issuance of common stock................................                                          35,600   --
Issuance of common stock
  held in escrow to purchase subsidiary(2)..............                                         100,000     1
Net income..............................................
                                                          -------   -------- ---------   ---   ---------   ---

Balance, December 25, 1994..............................                     3,206,668    32   3,380,103    34
Amortization, restricted stock deferred compensation....
Treasury stock..........................................
Retirement of treasury stock............................                      (809,578)   (8)     (9,000)
Conversion of Class B stock into common stock...........                      (218,216)   (2)    218,216     2
Issuance of common stock................................                                          17,645   --
Issuance of preferred stock.............................  100        --
Net income..............................................
                                                          -------   -------- ---------   ---   ---------   ---

Balance, September 30, 1995.............................  100    $    --     2,178,874   $22   3,606,964   $36
Amortization, restricted stock deferred compensation....
Conversion of Class B Stock into common stock...........                        (12,799)  --       12,799   --
Issuance of Common Stock................................                                        5,831,997    59
Net Income..............................................
                                                          -------   -------- ---------   ---   ---------   ---

Balance, March 30, 1996 (unaudited).....................  100   $     --     2,166,075   $22   9,451,760   $95
                                                          =======   ======== =========   ===   =========   ===

                                                                               RESTRICTED
                                                                                 STOCK
                                                          ADDITIONAL            DEFERRED   TREASURY STOCK
                                                           PAID-IN   RETAINED   COMPEN-   -----------------
                                                           CAPITAL   EARNINGS    SATION    SHARES   AMOUNT       TOTAL
                                                          ---------- --------  ---------- --------  -------     -------
                                                                              (DOLLARSS IN THOUSANDS)
Balance, December 27,  1992.............................   $ 9,426   $ 7,895    $(1,250)                        $16,114
Stock issued to purchase subsidiary(1)..................     1,924                                                1,926
Amortization, restricted stock deferred compensation....                            331                             331
Treasury stock..........................................                                  (684,234)  $(4,980)    (4,980)
Issuance of stock grants................................       341                 (341)                              1
Sale of common stock (net of offering  costs)...........    17,953                                               17,973
Conversion of Class B stock into common stock...........
Net income..............................................               3,994                                      3,994
                                                           -------   -------    -------   -------    ------    -------

Balance,  December 26,  1993............................    29,644    11,889     (1,260)  (684,234)   (4,980)    35,359
Amortization, restricted stock deferred compensation....                            405                             405
Treasury stock..........................................                                   (85,159)     (802)      (802)
Conversion of Class B stock into common stock...........      (710)                 365                            (346)
Cancellation of Class B stock...........................       354                                                  354
Issuance of common stock................................
Issuance of common stock
  held in escrow to purchase subsidiary(2)..............                                                              1
Net income..............................................               1,405                                      1,405
                                                           -------   -------    -------   -------    ------    -------

Balance, December 25, 1994..............................    29,288    13,294       (490) (769,393)    (5,782)    36,376
Amortization, restricted stock deferred compensation....                            237                             237
Treasury stock..........................................                                  (49,185)      (256)     (256)
Retirement of treasury stock............................    (1,987)   (4,043)             818,578      6,038         -
Conversion of Class B stock into common stock...........
Issuance of common stock................................        66                                                  66
Issuance of preferred stock.............................       900                                                 900
Net income..............................................               1,079                                     1,079
                                                           -------   -------    -------   -------    ------    -------

Balance, September 30, 1995.............................   $28,267   $10,330    $  (253)        -    $     -   $38,402
Amortization, restricted stock deferred compensation....                             36                             36
Conversion of Class B Stock into common stock...........
Issuance of Common Stock................................    35,650                                              35,708
Net Income..............................................                 428                                       428
                                                           -------   -------    -------   -------    ------    -------

Balance, March 30, 1996 (unaudited).....................   $63,917   $10,758    $  (217)        -    $    -    $74,575
                                                           =======   =======    =======   =======    ======    =======

- -----
(1) Excludes 100,000 shares of Common stock held in escrow as contingent shares (see Note 2).
(2) Represents 100,000 shares of Common stock released from escrow and issued during fiscal 1994 (see Note 2).

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CENTRAL GARDEN & PET COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    NINE-MONTH
                            FISCAL YEARS ENDED     PERIOD ENDED  SIX-MONTH PERIODS ENDED
                         ------------------------- ------------- -----------------------
                         DECEMBER 26, DECEMBER 25, SEPTEMBER 30,  MARCH 26,   MARCH 30,
                             1993         1994         1995         1995        1996
                         ------------ ------------ ------------- ----------- -----------
                                                                 (UNAUDITED) (UNAUDITED)
                                                 (IN THOUSANDS)
Cash flows from
 operating activities:
 Net income (loss).....    $ 3,994      $ 1,405       $ 1,079      $(2,279)    $   428
 Adjustments to
  reconcile net income
  to net cash provided
  (used) by operating
  activities:
 Depreciation and
  amortization.........      2,561        2,526         1,817        1,222       1,616
 Gain on sale of land,
  building and
  improvements.........                                                           (305)
 Deferred taxes
  (benefit) on income..        286         (996)          590
 Changes in assets and
  liabilities:
  Receivables..........       (887)       1,664        (4,549)     (24,587)    (49,533)
  Inventories..........        575       (1,314)       38,208      (35,775)    (40,726)
  Prepaid expenses and
   other assets........      1,529       (1,495)         (683)      (3,132)        483
  Accounts payable.....        172        3,060       (23,147)      58,503      66,278
  Accrued expenses.....     (2,290)       1,650        (2,824)       3,290       4,353
  Other long-term
   obligations.........       (261)         556           (55)          (4)          6
                           -------      -------       -------      -------     -------
   Net cash provided
    (used) by operating
    activities.........      5,679        7,056        10,436       (2,762)    (17,400)
Cash flows from
 investing activities:
 Additions to land,
  buildings,
  improvements and
  equipment............     (1,822)        (759)       (2,781)      (1,534)     (2,199)
 Proceeds from sale of
  land, buildings,
  improvements and
  equipment............        384          400                        400       3,600
 Payments to acquire
  companies, net of
  cash acquired........     (6,743)     (13,989)       (1,341)
                           -------      -------       -------      -------     -------
   Net cash provided
    (used) by investing
    activities.........     (8,181)     (14,348)       (4,122)      (1,134)      1,401
Cash flows from
 financing activities:
 Proceeds (repayments)
  from notes payable--
  net..................    (14,362)      12,900        (5,212)       5,442     (17,142)
 Payments on long-term
  debt.................     (1,018)      (3,313)       (1,980)      (1,039)     (2,572)
 Payments to reacquire
  stock--net...........       (650)        (802)         (117)        (537)
 Payments on notes
  payable to
  affiliate............                  (1,503)
 Proceeds from issuance
  of stock.............                                   966           27      35,709
 Financing costs pair..         (2)
 Initial public
  offering costs.......       (456)
 Proceeds from public
  offering.............     18,879
                           -------      -------       -------      -------     -------
   Net cash provided
    (used) by financing
    activities.........      2,391        7,282        (6,343)       3,893      15,995
Net decrease in cash...       (111)         (10)          (29)          (3)         (4)
Cash at beginning of
 period................        293          182           172          190         143
                           -------      -------       -------      -------     -------
Cash at end of period..    $   182      $   172       $   143      $   187     $   139
                           =======      =======       =======      =======     =======
Supplemental
 information:
 Cash paid for
  interest.............    $ 4,054      $ 4,597       $ 5,654      $ 2,694     $ 1,542
 Cash paid for income
  taxes................      2,097        2,171         1,125          255          17
 Conversion of accounts
  payable to long-term
  debt.................                                 5,885
 Assets (excluding
  cash) acquired
  through purchases of
  subsidiaries.........     18,881       28,076         1,341
 Liabilities assumed
  through purchase of
  subsidiaries.........     12,627       17,924
 Financing provided by
  sellers to reacquire
  stock................      2,400
 Stock issued to
  purchase subsidiary..      1,926
 Treasury stock
  acquired through
  purchase of
  subsidiaries.........      1,930
 Warehouse acquired for
  debt.................      3,458
 Stock accepted in
  settlement of
  receivable...........        316

                See notes to consolidated financial statements.

                         CENTRAL GARDEN & PET COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995
          FISCAL YEARS ENDED DECEMBER 25, 1994 AND DECEMBER 26, 1993 SIX-MONTH PERIODS ENDED MARCH 26, 1995 AND MARCH 30, 1996 (UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization--Central Garden & Pet Company, a Delaware corporation (the "Company"), is a nationwide distributor of lawn and garden products and pet and pool supplies.

  Basis of Consolidation and Presentation--The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All transactions between the consolidated companies are eliminated.

  Revenue Recognition--Sales are recorded at the time merchandise is shipped from the Company's warehouses. Merchandise returns are recognized when approved for return.

  Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes result primarily from bad debt allowances, inventory reserves, adoption of the FIFO (first-in, first-out) inventory method and nondeductible purchase reserves.

  Inventories, which primarily consist of finished goods in garden products and pet supplies, are stated at the lower of FIFO cost or market. Cost includes certain indirect purchasing, merchandise handling, and storage costs.

  Land, buildings, improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over thirty years for buildings. Improvements are amortized on a straight-line basis over the terms of the related leases. Depreciation on equipment is computed by the straight-line and accelerated methods over the estimated useful lives of 3 to 10 years.

  Goodwill is amortized using the straight-line method over 20 years. The Company reviews goodwill periodically for potential impairment by comparing the carrying amount to the expected future cash flows of acquired entities over the remaining amortization period.

  Net income per common and common equivalent share is computed based on the total weighted average number of Class B shares and common shares outstanding during the year plus common stock equivalents.

  Fiscal Year--In 1995, the Company changed its fiscal year end to the last Saturday in September.

  Unaudited Interim Information--The financial information with respect to the six-month periods ended March 30, 1996 and March 26, 1995 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six-month period ended March 30, 1996 are not necessarily indicative of the results to be expected for the full year.

  Reclassifications--Certain 1993 and 1994 balances have been reclassified to conform with the 1995 presentation.

2. ACQUISITIONS

  On December 30, 1992, the Company acquired Vector Trading Corporation for $3,050,000 consisting of cash of $650,000 and a note to the seller of $2,400,000. The note is payable in four equal annual

                         CENTRAL GARDEN & PET COMPANY
installments commencing February 15, 1994 and bears interest at 1% under prime rate. Vector Trading Corporation was a nonoperating company whose principal asset at the time of acquisition was its beneficial ownership of 491,234 shares of the Company's Class B stock. The Company subsequently liquidated Vector Trading Corporation. This acquisition was treated as the acquisition of treasury stock.

  Effective March 2, 1993, the Company acquired CGS Distributing Inc., a lawn and garden distributor. The purchase agreement provided for the Company to issue 310,120 shares of the Company's Class B Stock in connection with the acquisition subject to a maximum decrease of 100,000 shares based on the acquired company's future earnings performance or a maximum increase of 100,000 shares based on the Company's per share market value subsequent to July 15, 1993. Of the 310,120 shares issued in connection with this acquisition, 100,000 shares were held in escrow until the earnings performance targets were met in 1994. Up until issuance in 1994 the 100,000 escrowed common shares were contingent shares (not included in outstanding shares) and were not included in the 1993 per share calculation because they were anti-dilutive. The shares released from escrow were recorded at fair market value at that time with a related increase in goodwill. The additional 100,000 shares which would have been issuable based on the market value contingency are no longer issuable. The acquisition was accounted for as a purchase. The $1,926,000 purchase price exceeded the fair value of the net assets by $2,367,000, of which approximately $1,167,000 (excluding $1,200,000 of trademarks acquired) was recorded as goodwill.

  In the summer of 1993, the Company acquired two companies, Source One and Grant Laboratories, that were owned by the principal shareholder of the Company. Source One was a distributor of electrical products serving the Northern California market and had as one of its principal assets 142,000 shares of the Company's Class B stock. No goodwill was recorded in connection with this purchase and the shares of Class B stock were recorded as an acquisition of treasury stock. Grant Laboratories is a manufacturer of ant control products which are distributed primarily in the western United States. The Company paid $2,644,000 in cash for Grant Laboratories, which exceeded the fair market value of the net assets acquired by $1,580,000, which was recorded as goodwill. The Company also accepted 51,000 shares of the Company's Class B stock in settlement of its receivable from U.S. Cal Acquisition Corp., a company also owned by the principal shareholder of the Company, which was recorded as an acquisition of Treasury Stock.

  In September 1993, the Company acquired two small pet supply distributors located in the western United States. The combined cash purchase price was $1,986,000, which exceeded the fair market value of the net assets acquired by $285,000, which was recorded as goodwill.

  On October 1, 1993, the Company acquired Anapet, a distributor of pet supplies located in Southern California. The cash purchase price was $3,473,000, which exceeded the fair market value of the net assets acquired by $540,000, which was recorded as goodwill.

  On December 29, 1993, the Company acquired substantially all of the assets and assumed certain of the liabilities of Aquarium Supplies Unlimited ("ASU") which prior to that date was a Chapter 11 Debtor-In-Possession. ASU is a distributor of pet supplies, principally in the Southern California market. The cash purchase price of $3,996,000 was less than net assets acquired by $341,000.

  During the first half of 1994, the Company acquired the lawn and garden distribution operations of Tony's Gas & Chemical House, Inc. ("Tony's"); the lawn and garden distribution operations of Esco Distributors ("Esco") and acquired the pet supply distribution operations of Rumford Aquarium, Inc. ("Rumford"). The aggregate cash purchase price of these acquisitions was approximately $10,322,000,

                         CENTRAL GARDEN & PET COMPANY
which exceeded the fair market value of the net assets acquired by $3,578,000, which was recorded as goodwill.

  On April 14, 1995, the Company acquired substantially all of the assets of Valley Pet Supply, Inc. ("Valley"), which was prior to that date a Chapter 11 Debtor-In-Possession. Valley was a distributor of pet supplies in California and parts of Oregon and Washington. The cash purchase price was $1,341,000, which exceeded net assets acquired by $345,000, which was recorded as goodwill.

  On June 18, 1996, the Company entered into a definitive agreement to acquire Kenlin Pet Supply, Inc. ("Kenlin"), a distributor of pet supply products in the eastern United States. Kenlin, which is based in New Jersey, operates in 17 eastern states and has approximately 290 employees. Under the terms of the stock purchase agreement, the Company will pay an aggregate of $33 million in cash to acquire or redeem all of Kenlin's outstanding stock and eliminate all of its outstanding debt.

3. KEY-MAN INSURANCE

  Through May 1996, the Company maintained life insurance policies for the Chairman and Chief Executive Officer (principal shareholder) and the President of the Company, with face amounts of $6,000,000 and $2,000,000, respectively. The Company was the beneficiary of both of these policies.

4. CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMER

  Trade receivables subject the Company to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. A single customer accounted for approximately 16% and 19% of net sales in fiscal years 1993 and 1994 and 22% in the nine month period ended September 30, 1995.

5. ACCOUNTS AND NOTES PAYABLE

  The Company has a line of credit providing for aggregate borrowings of up to $75,000,000, which expires on July 12, 1998. The available amount under the line of credit fluctuates based upon a specific asset borrowing base. At December 25, 1994 and September 30, 1995, balances of $38,920,000 and $33,870,000, respectively, were outstanding under this agreement, bearing interest (10.0% at December 25, 1994 and 9.5% at September 30, 1995) at a rate related to the prime rate. Available borrowings at December 25, 1994 and September 30, 1995 were $7,300,000 and $19,840,000, respectively. This line is secured by substantially all of the Company's assets, and contains certain financial covenants requiring maintenance of minimum levels of working capital and net worth, and restricts the Company's ability to pay dividends. The Company was in compliance with such covenants at December 25, 1994 and September 30, 1995.

  The Company has an additional line of credit of $6,000,000 with another lender as a result of its 1993 acquisition of CGS Distributing Inc. At December 25, 1994 and September 30, 1995, balances of $4,260,000 and $4,100,000 were outstanding under this agreement, bearing interest (9.0% at December 25, 1994 and 9.25% at September 30, 1995) at a rate related to the prime rate. The line is secured by substantially all of the assets of the acquired distributor and contains certain financial covenants. The Company was in compliance with such covenants at December 25, 1994 and September 30, 1995.

  Under the covenants in the Company's principal credit agreement described above, dividends can only be paid if there is no material default of any of the covenants contained in the agreement. The amount of such dividends shall not exceed the prior year's net income and the aggregate amount of all

                         CENTRAL GARDEN & PET COMPANY
dividends paid from June 12, 1992 through July 12, 1998, and is limited to approximately $4.5 million. Such restrictions would have limited dividends in 1995 to $1,405,000, however, the Company did not pay dividends during the nine months ended September 30, 1995.

  The Company secured an additional line of credit in 1995 with a major supplier which is available to finance purchases of the supplier's products up to a maximum of $81,000,000. This facility bears interest at 1.5% below the prime rate (7.25% at September 30, 1995) and expired on November 15, 1995. In connection with this arrangement the Company had granted a security interest in certain inventories and receivables. At September 30, 1995, approximately $24,000,000 was related to this credit facility, and included in accounts payable.

6. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                     DECEMBER 25, SEPTEMBER 30,
                                                         1994         1995
                                                     ------------ -------------
                                                           (IN THOUSANDS)
Note payable to Weyerhaeuser Corporation,
 discounted at 10.25% imputed rate, interest due in
 quarterly installments, principal due in annual
 installments through 1999, secured by certain
 inventory and equipment...........................     $4,845       $ 3,750
Note payable (converted from accounts payable) to a
 former supplier, interest at 10% and principal due
 March 1998........................................                    5,885
Note payable to former shareholder, interest at 1%
 under prime (7.50% at December 25, 1994; 7.75% at
 September 30, 1995), principal and interest due in
 annual installments to 1997, secured by stock of
 the principal shareholder.........................      1,800         1,200
Note payable to bank, interest based on a formula
 (7.00% at December 25, 1994; 8.125% at September
 30, 1995), principal and interest payable in
 monthly installments through March 1998 with
 payments computed based on 30-year amortization
 with a balloon payment at March 1998..............      1,927         1,889
Notes payable to former shareholders, non-interest
 bearing, discounted at 15% imputed interest rate,
 due in installments through July 1, 1995..........         69
Note payable to bank, interest based on a formula
 (9.25% at December 25, 1994; 9.5% at September 30,
 1995), principal and interest due in quarterly
 installments to 1997..............................        111            78
Other notes payable................................         79            27
                                                        ------       -------
  Total............................................      8,831        12,829
Less current portion of long-term debt.............      1,812         1,699
                                                        ------       -------
Total..............................................     $7,019       $11,130
                                                        ======       =======

                         CENTRAL GARDEN & PET COMPANY

  Principal repayments on long-term debt are scheduled as follows at September 30, 1995:

                                                                  (IN THOUSANDS)
   Fiscal year:
     1996........................................................    $ 1,699
     1997........................................................      1,672
     1998........................................................      6,945
     1999........................................................      2,513
     2000........................................................        --
                                                                     -------
     Total.......................................................    $12,829
                                                                     =======

7. OPERATING LEASES

  The Company has operating lease agreements principally for office and warehouse facilities and equipment. Such leases have remaining terms, inclusive of renewal options, of 1 to 8 years. Rent expense for all operating leases amounted to $4,735,000 and $5,903,000 for fiscal years 1993 and 1994 and $6,437,000 for the nine month period ended September 30, 1995.

  Certain facility leases have renewal options and provide for additional rent based upon increases in the Consumer Price Index. Rental expense and sublease income from certain leases not used in the Company's business are included in other expense-net.

  Aggregate minimum annual payments on noncancelable operating leases at September 30, 1995 are as follows:

                                                                  (IN THOUSANDS)
   Fiscal year:
     1996........................................................    $ 6,498
     1997........................................................      5,719
     1998........................................................      4,774
     1999........................................................      2,831
     2000........................................................      2,438
     Thereafter..................................................      2,621
                                                                     -------
       Total.....................................................    $24,881
                                                                     =======

8. INCOME TAXES

  The provision for income taxes consists of the following:

                                              FISCAL YEARS ENDED    NINE-MONTH
                                              -------------------  PERIOD ENDED
                                                                   SEPTEMBER 30,
                                                1993      1994         1995
                                              --------- ---------  -------------
   Current
     Federal................................. $   1,744 $   1,530      $187
     State...................................       607       402       127
                                              --------- ---------      ----
   Total.....................................     2,351     1,932       314
   Deferred..................................       286      (996)      590
                                              --------- ---------      ----
   Total..................................... $   2,637 $     936      $904
                                              ========= =========      ====

                         CENTRAL GARDEN & PET COMPANY

  A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                             FISCAL YEARS       NINE-MONTH
                                 ENDED         PERIOD ENDED
                             ---------------   -------------
                                               SEPTEMBER 30,
                              1993     1994        1995
                             ------   ------   -------------
   Statutory rate..........      34%      34%        34%
   State income taxes, net
    of federal benefit.....       5        5          5
   Nondeductible expenses..                5          9
   Other...................       1       (4)        (3)
                             ------   ------        ---
   Effective tax rate......      40%      40%        45%
                             ======   ======        ===

  Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                       DECEMBER 25, 1994    SEPTEMBER 30, 1995
                                      -------------------- --------------------
                                      DEFERRED  DEFERRED   DEFERRED  DEFERRED
                                        TAX        TAX       TAX        TAX
                                       ASSETS  LIABILITIES  ASSETS  LIABILITIES
                                      -------- ----------- -------- -----------
Current:
  Allowance for doubtful accounts
   receivable........................  $  941               $1,204
  Inventory reserves.................   1,327                  972
  Prepaid expenses...................            $  395               $  239
  Nondeductible reserves.............   1,405                  888
  Net operating reserves.............     176                  139
  Other..............................     150        86         29        86
                                       ------    ------     ------    ------
    Total............................   3,999       481      3,232       325
Valuation allowance..................     (25)                 (25)
                                       ------    ------     ------    ------
Current..............................   3,974       481      3,207       325
Noncurrent:
  Adoption of FIFO inventory method..               958                  639
  Depreciation.......................               647                  978
  Other..............................                90                   60
                                       ------    ------     ------    ------
Noncurrent...........................     --      1,695        --      1,677
                                       ------    ------     ------    ------
    Total............................  $3,974    $2,176     $3,207    $2,002
                                       ======    ======     ======    ======

9. SHAREHOLDERS' EQUITY

  At September 30, 1995, there were 1,000 shares of Series A convertible preferred stock ($.01 par value) authorized, of which 100 shares were outstanding. In July 1995, in connection with an agreement to become the master agent and distributor for Solaris, a strategic business unit of Monsanto Company, products nationwide, the Company received from Monsanto Company $900,000 in exchange for its issuance of 100 shares of Series A convertible preferred stock and a warrant to purchase up to 500,000 shares of common stock with an exercise price of $9.00 per share. Under the Solaris Agreement the Company, in addition to serving as the principal distributor and agent for sales of Solaris products, will establish a nationwide network of independent distributors carrying Solaris products and provide a wide range of value-added services to Solaris retailers including logistics, order processing and fulfillment, inventory distribution and merchandising. Each share of Series A convertible preferred stock is entitled to a liquidation preference of $9,000 per share, is convertible into 1,000 shares of common stock, is entitled

                         CENTRAL GARDEN & PET COMPANY
to an annual 5% cumulative dividend, votes together with common stock, and has a number of votes equal to the number of shares of common stock into which it is convertible.

  At September 30, 1995, there were 3,000,000 shares of Class B stock ($.01 par value) authorized, of which 2,178,874 were outstanding. The voting powers, preferences and relative rights of the Class B stock are identical to common stock in all respects except that (i) the holders of common stock are entitled to one vote per share and the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and
(iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer. Each share of Class B stock is convertible into one share of common stock, at the option of the holder. Additional shares of Class B stock may only be issued with majority approval of the holders of the common stock and Class B stock, voting as separate classes.

  At September 30, 1995, there were 11,000,000 shares of common stock authorized, of which 3,606,964 were outstanding.

  On November 15, 1995, the Company completed an offering of 5,750,000 shares of its common stock at $6.75 per share before deduction for underwriting commission and expenses related to the offering. The net proceeds were used to reduce the Company's borrowings under its principal line of credit.

  Effective July 1, 1995 the Company retired all of its treasury stock, which consisted of 809,578 Class B shares and 9,000 common shares. Upon retirement, the excess of the aggregate treasury stock purchase price over par value was allocated to additional paid-in capital and to retained earnings.

  In 1993, the Company adopted the Omnibus Equity Incentive Plan (the "Plan") which provided for the grant of options to key employees and consultants of the Company for the purchase of up to an aggregate of 900,000 shares of common stock of the Company. In 1995, the Company amended the Plan to increase the number of shares authorized for issuance by an additional 300,000 and in 1996, the Company further amended the Plan to increase the number of shares authorized for issuance by an additional 800,000. The Plan is administered by the Audit and Compensation Committee of the Board of Directors, comprised of outside independent directors only, who determine individual awards to be granted, vesting and exercise of share conditions. Option activity under the Plan is as follows:

                                                    OPTIONS OUTSTANDING
                                              ---------------------------------
                                               SHARES                 PRICE
                                              AVAILABLE  SHARES     PER SHARE
                                              ---------  -------  -------------
Authorized...................................   900,000
Options granted in 1993......................   (72,094)  72,094  $   9.75-3.75
                                              ---------  -------
Balance at December 26, 1993.................   827,906   72,094  $   9.75-3.75
Options granted in 1994......................  (301,780) 301,780  $   9.75-1.30
Options cancelled in 1994....................    12,995  (12,995) $        3.75
                                              ---------  -------
Balance at December 25, 1994.................   539,121  360,879  $   9.75-1.30
Authorized...................................   300,000
Options granted in 1995......................  (236,500) 236,500  $  5.125-3.31
Options exercised in 1995....................            (17,645) $   3.75-1.30
Options cancelled in 1995....................     9,183   (9,183) $   3.75-1.30
                                              ---------  -------
Balance at September 30, 1995................   611,804  570,551  $   9.75-1.30
Authorized...................................   800,000
Options granted..............................  (158,000) 158,000  $ 8.875-6.125
Options exercised............................            (69,855) $   4.00-1.30
Options cancelled............................     3,233   (3,233) $   9.75-3.31
                                              ---------  -------
                                              1,257,037  655,463  $   9.75-1.30
                                              =========  =======

                         CENTRAL GARDEN & PET COMPANY

  The 1993 and 1994 options granted vest one year from date of grant and can be exercised in full at any time thereafter during the following four years. Certain of the 1995 options granted vest in full over periods ranging from 3 to 6 years and can be exercised in full at any time thereafter, while other 1995 options granted vest on a straight-line basis over periods ranging from 3 to 8 years and can be exercised at any time thereafter during the following year. Options of 222,295 were exercisable at September 30, 1995.

  The Company has a Profit Sharing Plan to reward employees in various regions of the country based on each region's profit performance. No contributions were made for fiscal years 1993 and 1994 or for the nine month period ended September 30, 1995. In addition, the Company has a 401(k) plan to which it contributed $198,000 for fiscal year 1994 and accrued $148,000 for the nine month period ended September 30, 1995. No contributions were made in fiscal year 1993.

10. TRANSACTIONS WITH RELATED PARTIES

  In 1993, the Company made sales, at cost, to Source One, a company that was constructively owned by the principal shareholder of the Company, and purchased a portion of its inventory from a supplier, Grant Laboratories, Inc., that was controlled by the Company's principal shareholder. As discussed in Note 2, Source One and Grant Laboratories, Inc. were acquired by the Company in 1993. Transactions with these related parties in 1993 up to the dates of acquisition consisted of sales of $2,082,000, interest income of $116,000 and inventory purchases of $618,000.

  The Company leases certain warehouse facilities and equipment from related entities which are controlled by the Company's principal shareholder. Rental expense under these leases totaled $560,000 and $115,000 for 1993 and 1994 and $116,000 for the nine month period ended September 30, 1995. On October 1, 1993, the Company purchased its principal California distribution warehouse located in Visalia from Road 80 Properties, a partnership controlled by the Company's principal shareholder. The purchase price, which was based on an independent appraisal, was $3,458,000, consisting of a 120-day noninterest-bearing loan of $1,503,000 and the assumption of a note, secured by the acquired property, payable to a bank in the amount of $1,955,000. The note payable to the bank bears interest, based on a formula (7.00% at December 25, 1994 and 8.125% at September 30, 1995), and is payable monthly through March 1998. Payments are computed based on 30-year amortization with a balloon payment due at maturity.

11. BATON ROUGE FIRE

  On July 14, 1992, the Company's warehouse in Baton Rouge, Louisiana and two adjoining warehouse spaces leased by third parties were damaged as the result of a fire that originated while an environmental contractor was removing broken containers of a swimming pool water purifier maintained in the Company's inventory. The warehouse was one of the Company's smallest and the inventory, although substantially damaged, was an immaterial portion of the Company's total inventories at that time.

  The Company maintained insurance coverage in the following amounts: $40 million for damage to Company property; $8 million for Company business interruption; and $11 million for third-party liability. Subsequent to the fire, the Company made certain changes in its insurance coverage, including increasing certain coverage amounts and consolidating most of its insurance with a new carrier.

  While the overall amounts of the damages to all parties caused by the fire is believed to aggregate $20 million or more, the amount of damages sustained by the Company and third parties as a result of the fire has not been determined. The Company believes that the fire was caused principally by the environmental contractor and intends to hold such contractor responsible for any losses or damages

                         CENTRAL GARDEN & PET COMPANY
which it sustains. The ultimate determinations of the parties responsible (and their relative responsibility) for such damages and the availability of insurance coverage are likely to depend on the outcome of complex litigation involving numerous claimants, defendants and the insurance companies, the relative responsibility of the various parties and complicated facts and legal determinations. Accordingly, no assurance can be given as to the ultimate impact of the Baton Rouge fire on the Company. Management of the Company believes, based on the information currently available to it, that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

  Except as disclosed above, the Company is not a party to any other material litigation.

12. INITIAL PUBLIC OFFERING

  In connection with the Company's July 1993 initial public offering ("IPO"), the Company issued 2,030,000 shares of common stock at $10 per share before deduction for underwriting commission and costs related to the offering. The net proceeds to the Company were used to reduce the Company's borrowings under its principal line of credit.

  Supplementary net income per share shows what the effect on net income per share would have been had the net proceeds been used to pay down the credit line at December 28, 1992. Supplementary net income per share is based on net income, as adjusted to reflect the reduction of notes payable equal to the $17,973,000 net proceeds from the IPO and the elimination of the related interest expense on such borrowings net of tax, divided by 6,010,886 shares outstanding upon completion of the IPO. Supplementary net income per share was $.74 for 1993.

13. SELECTED CONSOLIDATED INCOME STATEMENT DATA (UNAUDITED)

  The following selected consolidated income statement data have been derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited selected data shown below have been prepared on the same basis as the audited consolidated statements of income included herein and include adjustments only of a normal recurring nature.

                                 NINE MONTHS ENDED
                                 SEPTEMBER 25, 1994
                               ----------------------
                               (AMOUNTS IN THOUSANDS,
                                 EXCEPT PER SHARE)
     Sales...................         $358,138
     Gross profit............           57,524
     Selling, general and
      administrative
      expenses...............           45,380
     Income from operations..           12,144
     Income taxes............            2,965
     Net income..............            4,431
     Net income per common
      and common equivalent
      share..................             0.75

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Kenlin Pet Supply, Inc.

  We have audited the accompanying balance sheets of Kenlin Pet Supply, Inc. as of July 31, 1995 and 1994 and the related statements of operations and retained earnings (deficit) and cash flows for each of the two years in the period ended July 31, 1995 and the period August 21, 1992 (commencement date of operations) through July 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenlin Pet Supply, Inc. at July 31, 1995 and 1994 and the results of its operations and its cash flows for each of the two years in the period ended July 31, 1995 and the period August 21, 1992 (commencement date of operations) through July 31, 1993 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Hackensack, New Jersey
September 22, 1995

                            KENLIN PET SUPPLY, INC.

                                 BALANCE SHEETS

                                                     JULY 31
                                             -----------------------
                                                                      MARCH 30
                                                1994        1995        1996
                                             ----------- ----------- -----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents.................  $   539,718 $    41,681 $    98,539
 Accounts receivable, less allowances of
  $133,044 in 1994 and $212,728 in 1995....    3,247,337   3,952,587   5,069,213
 Merchandise inventories...................    7,701,598   8,190,580   9,987,463
 Miscellaneous receivables and other cur-
  rent assets..............................      501,649     529,718     544,185
 Prepaid income taxes......................                   92,300
 Deferred taxes (Note 4)...................      163,100     203,900     203,900
                                             ----------- ----------- -----------
  Total current assets.....................   12,153,402  13,010,766  15,903,300
Other assets...............................       66,508      80,131      83,630
Equipment, furniture, fixtures and
 leasehold improvements, net of accumulated
 depreciation of $454,926 in 1994 and
 $764,454 in 1995..........................      926,607   1,172,592   1,595,647
Intangibles and deferred financing costs,
 net.......................................    1,206,044     775,847   1,032,789
Organization and start-up costs, net.......      430,793     289,905     242,286
Goodwill, net..............................    2,860,195   2,785,041   2,967,003
                                             ----------- ----------- -----------
                                             $17,643,549 $18,114,282 $21,824,655
                                             =========== =========== ===========
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of notes payable and long-
  term debt
  (Note 2).................................  $ 1,721,812 $   462,638
 Accounts payable..........................    1,175,488   2,053,728 $ 2,402,652
 Accrued expenses and other current liabil-
  ities....................................      759,188     960,574   1,129,376
 Income taxes payable......................      472,027      61,547     230,509
                                             ----------- ----------- -----------
  Total current liabilities................  4,128,515   3,538,487     3,762,537
Other liabilities:
 Deferred taxes (Note 4)...................       24,600         400         400
 Notes payable and long-term debt (Note 2)     9,205,430   8,950,265  11,080,507
Redeemable preferred stock (Note 3):
 Cumulative, redeemable preferred stock,
  par value $1.00 per share, authorized
  10,000 shares, issued and outstanding
  2,867 shares for 1994 and 3,107 shares
  for 1995.................................    2,866,849   3,106,849   3,227,505
Common stockholders' equity (Notes 3 and
 5):
 Class A voting common stock, par value
  $.01 per share, authorized 11,000 shares,
  issued and outstanding 2,822 shares......           28          28          28
 Class B non-voting common stock, par value
  $.01 per share, authorized 11,000 shares,
  issued and outstanding 4,000 shares......           40          40          40
 Class C voting common stock, par value
  $.01 per share, authorized 11,000 shares,
  issued and outstanding 2,378 shares......           24          24          24
 Additional paid-in capital................      873,059     873,059     873,059
 Retained earnings.........................      545,004   1,645,130   2,880,555
                                             ----------- ----------- -----------
  Total common stockholders' equity........    1,418,155   2,518,281   3,753,706
                                             ----------- ----------- -----------
                                             $17,643,549 $18,114,282 $21,824,655
                                             =========== =========== ===========

                            See accompanying notes.

                            KENLIN PET SUPPLY, INC.

            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                                                                    EIGHT MONTHS ENDED
                                          YEAR ENDED JULY 31             MARCH 30
                                        ------------------------  ------------------------
                          PERIOD ENDED
                            JULY 31
                              1993         1994         1995         1995         1996
                          ------------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
Net sales...............  $44,716,387   $53,253,525  $62,979,341  $42,888,323  $48,748,181
Cost of goods sold......   33,394,092    38,603,547   45,783,989   31,250,001   35,338,857
                          -----------   -----------  -----------  -----------  -----------
Gross profit............   11,322,295    14,649,978   17,195,352   11,638,322   13,409,324
Selling, general and
 administrative
 expenses...............    9,163,816    11,214,833   13,133,341    8,845,294    9,973,112
                          -----------   -----------  -----------  -----------  -----------
Income from operations..    2,158,479     3,435,145    4,062,011    2,793,028    3,436,212
Amortization expense....      965,474       907,902      646,239      441,759      396,640
Interest expense........    1,225,230     1,130,709    1,134,921      771,561      726,486
Other income--net.......       41,095        31,026       19,275       (7,271)     (15,643)
                          -----------   -----------  -----------  -----------  -----------
Income before income
 taxes..................        8,870     1,427,560    2,300,126    1,572,437    2,297,443
Provision for income
 taxes (Note 4).........       28,200       623,226      960,000      649,016      941,362
                          -----------   -----------  -----------  -----------  -----------
Net income (loss).......      (19,330)      804,334    1,340,126      923,421    1,356,081
Dividends on redeemable
 preferred stock........                   (240,000)    (240,000)     120,985      120,656
Retained earnings
 (deficit) at beginning
 of year................           --       (19,330)     545,004      545,004    1,645,130
                          -----------   -----------  -----------  -----------  -----------
Retained earnings
 (deficit) at end of
 year...................  $   (19,330)  $   545,004  $ 1,645,130  $ 1,347,440  $ 2,880,555
                          ===========   ===========  ===========  ===========  ===========

                            See accompanying notes.

                            KENLIN PET SUPPLY, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    EIGHT MONTHS ENDED
                                          YEAR ENDED JULY 31             MARCH 30
                                        ------------------------  ------------------------
                          PERIOD ENDED
                            JULY 31
                              1993         1994         1995         1995         1996
                          ------------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net income..............  $   (19,330)    $ 804,334  $ 1,340,126    $ 923,421  $ 1,356,081
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation and amor-
  tization..............    1,166,384     1,177,364      999,933      683,092      725,675
 Loss on disposal of as-
  sets..................        9,575        17,134
 Provision for doubtful
  accounts..............      143,582       167,820      182,084       30,517       99,971
 Deferred tax benefit...     (121,500)      (17,000)     (65,000)
 Changes in operating
  assets and liabili-
  ties:
 Accounts receivable....     (279,076)     (174,498)    (887,334)  (1,053,016)  (1,125,784)
 Inventories............    2,100,224        63,557     (488,982)    (646,513)  (1,179,433)
 Miscellaneous
  receivables and other
  current assets........       29,322      (117,126)    (120,369)     135,180       77,833
 Other assets...........      (59,358)       (7,150)     (13,623)                   (3,499)
 Accounts payable.......     (378,538)      213,565      878,240      828,576      220,507
 Organization and start-
  up costs..............      (38,020)
 Accrued expenses and
  other current
  liabilities...........      260,650       354,909     (209,094)     (17,257)     296,337
                          -----------   -----------  -----------  -----------  -----------
Net cash provided by op-
 erating activities.....    2,813,915     2,482,909    1,615,981      884,000      467,688
INVESTING ACTIVITIES
Cash paid for acquired
 business...............                                                          (877,012)
Purchase of equipment,
 furniture, fixtures and
 leasehold
 improvements...........     (282,020)     (365,767)    (599,679)    (460,633)    (563,740)
                          -----------   -----------  -----------  -----------  -----------
Net cash used in invest-
 ing activities.........     (282,020)     (365,767)    (599,679)    (460,633)  (1,440,752)
FINANCING ACTIVITIES
Proceeds from (principal
 payments on) notes
 payable and long-term
 debt...................     (225,000)   (1,590,550)  (1,687,289)  (1,480,777)   1,492,560
Net proceeds
 (repayments) on
 revolving credit note
 payable................   (1,950,000)     (646,950)     172,950      570,157     (462,638)
                          -----------   -----------  -----------  -----------  -----------
Net cash (used in) pro-
 vided by financing ac-
 tivities...............   (2,175,000)   (2,237,500)  (1,514,339)    (910,620)   1,029,922
                          -----------   -----------  -----------  -----------  -----------
Net (decrease) increase
 in cash and cash
 equivalents............      356,895      (120,358)    (498,037)    (487,253)      56,858
Cash and cash equiva-
 lents at beginning of
 year...................      303,181       660,076      539,718      539,718       41,681
                          -----------   -----------  -----------  -----------  -----------
Cash and cash equiva-
 lents at end of year ..  $   660,076   $   539,718  $    41,681  $    52,465  $    98,539
                          ===========   ===========  ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW
 DISCLOSURE
Cash paid during the
 year for:
 Interest...............  $ 1,194,831   $ 1,130,710  $ 1,134,921  $   771,561  $   726,486
 Federal and state in-
  come taxes............      197,500       118,756    1,527,780    1,035,692      843,753
Non-cash investing and
 financing activities:
 Issuance of note pay-
  able for acquired
  business..............                                                           650,000
 Liabilities assumed
  from acquired busi-
  ness..................                                                           128,417

                            See accompanying notes.

                            KENLIN PET SUPPLY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 JULY 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  On August 21, 1992 (commencement of operations), Kenlin Acquisition Corporation ("Kenlin") purchased certain assets and assumed certain liabilities of Kenlin Pet Supply, Inc. (the "Seller"). Prior to this transaction, Kenlin was inactive. Also on this date, Kenlin changed its name to Kenlin Pet Supply, Inc. (the "Company"). The transaction was accounted for as a purchase.

 Concentration of Credit Risk

  The Company is engaged in the distribution of a broad line of pet supply products, principally to retail outlets, in the Northeastern and Midatlantic United States. No individual customer represents a significant percentage of sales. The Company performs periodic credit evaluations of its customers and requires certain customers to personally guarantee amounts due.

 Cash Equivalents

  Cash equivalents consist of highly-liquid investments with a maturity of three months or less when purchased.

 Merchandise Inventories

  Inventories are stated at the lower of cost (average cost) or market.

 Income Taxes

  Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Equipment, Furniture, Fixtures and Leasehold Improvements

  Equipment, furniture, fixtures and leasehold improvements are stated at cost. Depreciation is provided on the straight-line basis over estimated useful lives of the related assets or the remaining term of the lease, which range from 3 to 10 years.

 Intangibles and Deferred Financing Costs

  Intangible assets include values assigned to a non-compete agreement ($1,500,000) and consulting services agreement ($750,000) with the controlling shareholder of the Seller. The non-compete agreement is being amortized over a period of five years and the consulting services agreement was amortized over a 2 year period. Accumulated amortization of the non-compete and consulting services agreements at July 31, 1995 and 1994 was $1,632,740 and $1,315,480, respectively. Goodwill, all of which resulted from the purchase transaction described above is being amortized over 40 years. Accumulated amortization of goodwill at July 31, 1995 and 1994 was $221,126 and $145,972, respectively.

  Costs incurred in connection with long-term debt have been deferred and are being amortized over the lives of the related debt issues using the interest method. Accumulated amortization of deferred financing costs at July 31, 1995 and 1994 was $251,213 and $138,276, respectively.

                            KENLIN PET SUPPLY, INC.

                                 JULY 31, 1995

 Organization and Start-up Costs

  Costs associated with the organization of the corporation and other costs incurred to complete the acquisition and start the business operations described above are being amortized over 60 months. Accumulated amortization of these costs at July 31, 1995 and 1994 was $414,536 and $273,648, respectively.

 Interim Financial Statements

  The accompanying unaudited interim financial statements as of March 30, 1996 and for each of the eight month periods ended March 30, 1996 and 1995 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the periods presented. All adjustments are of a normal recurring nature. The results of the Company's operations for the eight months ended March 30, 1996 are not necessarily indicative of the results of operations for a full fiscal year.

2. NOTES PAYABLE AND LONG-TERM DEBT

  Notes payable and long-term debt consists of the following:

                                                                JULY 31,
                                                         ----------------------
                                                            1994        1995
                                                         ----------- ----------
Revolving credit note payable........................... $ 1,827,050 $2,000,000
Term note payable to bank, payable in quarterly
 installments in increasing amounts, including interest
 which has accrued from the last monthly payment of
 interest, through August 1998 (Tranche A Note).........   2,184,450    462,638
Term note payable to bank, payable in quarterly
 installments of $250,000 commencing November 30, 1997
 through August 31, 1998 and $375,000 through August 31,
 1999, including interest which has accrued from the
 last monthly payment of interest, through August 1999
 (Tranche B Note).......................................   2,500,000  2,500,000
Subordinated note payable to Seller, payable on August
 31, 2002, with interest payable in quarterly
 installments commencing November 30, 1992 at 10%,
 through August 2002....................................   4,415,742  4,415,742
Capital lease obligation................................                 34,523
                                                         ----------- ----------
                                                          10,927,242  9,412,903
Less current portion....................................   1,721,812    462,638
                                                         ----------- ----------
Total long-term debt.................................... $ 9,205,430 $8,950,265
                                                         =========== ==========

  The revolving credit note payable represents the amount outstanding under a $6 million revolving credit note with a bank due the earlier of August 21, 1999 or the date on which the two term loans are paid in full. Any unused portion of the revolving credit facility is subject to a .5% commitment fee. Borrowings under the revolving credit note are based on a specific borrowing formula based on eligible assets. The outstanding balance under the revolving credit note has been excluded from current liabilities because the Company intends that at least that amount would remain outstanding under this agreement for an uninterrupted period extending beyond one year from the balance sheet date. The revolving credit note payable and two term loans ("senior loans") bear interest, payable monthly, based upon a rate option selected by the Company and adjusted based upon the terms of each note. The rates in effect at July 31, 1995 are 10.38%, 10.63%, and 13.13%, respectively (8.78%, 9.04% and 11.54%, respectively, at July 31, 1994). The senior loans are collateralized by substantially all assets of the Company. Among other things, the senior loans restrict the Company's ability to incur additional indebtedness and require the Company

                            KENLIN PET SUPPLY, INC.

                                 JULY 31, 1995

to maintain certain financial ratios. In addition, the repayment terms of the senior loans call for accelerated payments based upon "excess cash flow" (as defined). At July 31, 1995, $217,970 has been classified as a current liability based on 1995 excess cash flows.

  In accordance with the terms of the senior loans, the Company had an interest rate cap agreement for a notional principal amount of $5 million, which provided for a maximum increase of 2.72% over the rate in effect at the date of the agreement for a period of thirty months. This agreement expired in April 1995

  The subordinated note payable is subject to a mandatory prepayment schedule at such time that all senior loans have been paid in full ("senior loan payment date"). The prepayment schedule provides that 20% of the principal be paid on the first through fifth anniversary date of such payment date.

  As of July 31, 1995, maturities of bank loans and notes payable over the next five fiscal years are as follows:

       1996.......................................................... $  462,638
       1997..........................................................         --
       1998..........................................................    750,000
       1999..........................................................  1,375,000
       2000..........................................................  2,375,000
       Thereafter....................................................  4,450,265

3. CUMULATIVE REDEEMABLE PREFERRED STOCK

  The cumulative, redeemable preferred stock is non-voting and has a minimum liquidating preference of $1,000 per share and is subject to redemption by the Company on the earlier of August 21, 1999 or the date of a redemption event, as defined in the Certificate of Incorporation. Dividends are fixed at $240,000 per year and are on a paid-in-kind basis.

4. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                  PERIOD
                                                   ENDED     YEAR ENDED JULY 31
                                                  JULY 31   --------------------
                                                   1993       1994       1995
                                                 ---------  --------- ----------
     Current:
       Federal.................................. $ 112,800  $ 480,000 $  787,000
       State....................................    36,900    160,226    238,000
                                                 ---------  --------- ----------
                                                   149,700    640,226  1,025,000
     Deferred:
       Federal..................................  (94,300)   (13,000)   (52,000)
       State....................................  (27,200)    (4,000)   (13,000)
                                                 ---------  --------- ----------
                                                  (121,500)  (17,000)   (65,000)
                                                 ---------  --------- ----------
                                                 $  28,200  $ 623,226 $  960,000
                                                 =========  ========= ==========

  The Company's income tax provisions differ from the statutory rate principally due to state income taxes and the nondeductibility of goodwill amortization for tax purposes.

                            KENLIN PET SUPPLY, INC.

                                 JULY 31, 1995

  The components of the Company's current and long-term deferred tax accounts consisted of the following:

                                                               LONG-
                                                     CURRENT    TERM     TOTAL
                                                     -------- --------  --------
   JULY 31, 1994
   Deferred tax assets:
    Bonus accrual................................... $ 19,100           $ 19,100
    Accounts receivable allowance...................   58,000             58,000
    Capitalized inventory costs.....................  112,000            112,000
                                                     --------           --------
   Total deferred tax assets........................  189,100            189,100
   Deferred tax liabilities:
    Tax over book depreciation......................          $ 24,600    24,600
    Prepaid expenses................................   15,400             15,400
    State taxes.....................................   10,600             10,600
                                                     -------- --------  --------
   Total deferred tax liabilities...................   26,000   24,600    50,600
                                                     -------- --------  --------
   Net deferred tax assets.......................... $163,100 $(24,600) $138,500
                                                     ======== ========  ========
                                                               LONG-
                                                     CURRENT    TERM     TOTAL
                                                     -------- --------  --------
   JULY 31, 1995
   Deferred tax assets:
    Book over tax amortization......................           $33,700   $33,700
    Bonus accrual................................... $ 27,100           $ 27,100
    Accounts receivable allowance...................   94,200             94,200
    Capitalized inventory costs.....................  124,800            124,800
                                                     --------           --------
   Total deferred tax assets........................  246,100   33,700   279,800
   Deferred tax liabilities:
    Tax over book depreciation......................            34,100    34,100
    Prepaid expenses................................   27,200             27,200
    State taxes.....................................   15,000             15,000
                                                     -------- --------  --------
   Total deferred tax liabilities...................   42,200   34,100    76,300
                                                     -------- --------  --------
   Net deferred tax assets.......................... $203,900 $   (400) $203,500
                                                     ======== ========  ========

  No valuation allowance on deferred tax assets was considered necessary at either July 31, 1995 or 1994.

5. COMMON STOCKHOLDERS' EQUITY

  The Class A and Class C common stock are convertible into an equal number of shares of Class B common stock, and Class B common stock is convertible into an equal number of shares of Class A common stock. All shares of Class C common stock are subject to automatic conversion into an equal number of Class A common stock upon closing of the first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 in an amount not less than $20 million in gross proceeds.

                            KENLIN PET SUPPLY, INC.

                                 JULY 31, 1995

  In consideration for making the Tranche B Note, the Company has issued to the bank Warrants to purchase up to 800 additional shares (plus additional "anti-dilution" shares) of the Company's Class A common stock. The Warrants are exercisable at $.01 per share, subject to adjustment under the terms of the Warrant. The Warrants are subject to mandatory redemption at the option of the holder at the earliest of August 21, 1997 or the occurrence of certain events which effectively repay the senior loans and revolving loan. Redemption at the option of the Company can also occur during certain periods as specified in the Warrant. The mandatory and optional redemptions will be at per share values defined in the Warrant and are based upon fair market value. The Warrant expires on August 21, 2002.

  The Company has entered into option agreements with two key employee stockholders which entitle them each to purchase Class A common stock in an amount up to 2% (plus additional "anti-dilution" shares) of total common stock on a fully diluted basis. These options become exercisable based upon a financial calculation at a price equal to $.10 per share. The options terminate at the earlier of August 21, 2012 or a terminating event, as defined.

  At July 31, 1995, 7,779 shares of unissued Class A common stock of the Company were reserved for issuance in accordance with the terms of the convertible securities, the stock option agreements, and the Warrants and 7,000 shares of the Class B common stock were reserved for issuance under the terms of the convertible securities.

  The Class B and Class C common stock are subject to put by the stockholder on or after August 22, 1997 and call by the Company on or after August 22, 1998, each at a price per share equal to the greater of the fair market value at the date of put or call or an amount calculated based upon certain financial information as defined in the Securities Purchase Agreement. The Agreement terminates on the date there are no longer any preferred or common shares outstanding.

  Under certain circumstances, Class C common stock has special voting rights as compared to Class A common stock. In addition, the Company is party to a Registration Rights Agreement which provides certain shares with rights to request registration of their shares under the Securities Act of 1933 at any time after August 21, 1997.

6. STOCK COMPENSATION PLAN

  In August 1992, the Company established a Stock Compensation Plan under which shares of common stock may be issued and options may be granted at the discretion of the Board of Directors to employees, directors, officers, consultants and advisors. In November 1993 an option to purchase up to 101 shares of the Company's Class A common stock for $.10 per share was granted to an employee. The option vests in November 1995. The compensation element related to this grant was not material.

7. EMPLOYEE BENEFIT PLAN

  During 1993, the Company established an employee profit sharing plan covering substantially all employees. The Company at its discretion contributes to the plan an amount determined by the Board of Directors. The Company has accrued $62,500, $52,500 and $50,500 for the years ended July 31, 1995 and 1994 and the period ended July 31, 1993, respectively.

                            KEMLIN PET SUPPLY, INC.

                                 JULY 31, 1995

8. COMMITMENTS

  The Company leases its principal warehouse and administrative facility under a five year non-cancellable operating lease with a 5 year renewal option. Rental expense under this operating lease was approximately $795,000, $714,000 and $714,000 for the years ended July 31, 1995 and 1994 and the period ended July 31, 1993, respectively.

  Approximate minimum future lease payments for noncancellable operating leases with terms in excess of one year for each fiscal year are as follows:

       1996............................................................ $924,000
       1997............................................................  972,000
       1998............................................................   51,000

  The Company has entered into 5 year employment agreements with two key employee stockholders. Each agreement provides for an annual base salary plus an annual incentive bonus. The agreements expire on July 31, 1997.

9. EVENTS SUBSEQUENT TO AUDITED FINANCIAL STATEMENTS

  On November 9, 1995, the Company acquired certain assets and assumed certain liabilities of Spector Wholesale Supply, Inc., a company engaged in the distribution of pet supplies. The aggregate purchase price was approximately $1,200,000. The transaction was accounted for under the purchase method of accounting. In addition, the Company entered into a ten year non-competition agreement with the former owners for $500,000.

  On June 18, 1996 the shareholders of the Company entered into an agreement with Central Garden and Pet Company to sell all of the outstanding common stock of the Company to Central Garden and Pet Company.

                              [Inside Back Cover]

[Picture of Central Garden & Pet truck unloading merchandise at Wal*Mart store with the following caption underneath: "Central Garden & Pet is the leading distributor of lawn and garden products and a major distributor of pet supplies to retailers throughout the U.S."]

[Picture of Central Garden & Pet personnel stocking shelves at retail store with Ortho products with the following caption underneath: "Central Garden & Pet's sales personnel work with retailers to provide servicing, merchandising, and training."]

[Picture of Grant's line of ant control products with the following caption underneath: "Grant's line of ant control products is one of the Company's proprietary branded product lines."]

[Picture of aquarium and related aquarium products with the following caption underneath: "Central Garden & Pet is a manufacturer and major distributor of pet supplies."]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Price Range of Common Stock..............................................  12
Capitalization...........................................................  13
Selected Consolidated Financial and Operating Data.......................  14
Unaudited Pro Forma Combined Financial Data..............................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  25
Management...............................................................  37
Principal and Selling Stockholders.......................................  39
Description of Capital Stock.............................................  40
Underwriting.............................................................  43
Shares Eligible for Future Sale..........................................  44
Legal Matters............................................................  45
Experts..................................................................  45
Additional Information...................................................  45
Available Information....................................................  46
Incorporation of Certain Documents by Reference..........................  46
Index to Consolidated Financial Statements............................... F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,750,000 Shares

                                     LOGO

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                              Alex. Brown & Sons
                                 INCORPORATED

                               Hambrecht & Quist

                              Wasserstein Perella
                               Securities, Inc.

                                 July  , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant and certain of the Selling Stockholders in connection with the sale and distribution of the Common Stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq Listing Application Fee.

      SEC Registration Fee........................................... $ 19,085
      NASD Filing Fee................................................    6,035
      Nasdaq Listing Application Fee.................................   17,500
      Blue Sky Qualification Fees and Expenses (including related
       legal fees)...................................................   10,000
      Accounting Fees................................................  125,000
      Legal Fees and Expenses........................................  125,000
      Transfer Agent and Registrar Fees and Expenses.................    5,000
      Printing and Engraving.........................................   50,000
      Miscellaneous..................................................   42,380
                                                                      --------
        Total........................................................ $400,000
                                                                      ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article Sixth, Section 2 of the Registrant's Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Article V of the Registrant's By-laws provides for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

  The Registrant has entered into indemnification agreements with each director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liabilities insurance.

  The form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  Set forth below is a list of exhibits that are being filed with this Registration Statement:

     EXHIBIT
     NUMBER  EXHIBIT
     ------- -------
     1.1     Form of Underwriting Agreement.
     2.1     Form of Agreement of Merger and Plan of Merger between Central
             Garden Supply of Southern California and Central Garden & Pet
             Company (Incorporated by reference from Exhibit 2.1 to
             Registration Statement No. 33-48070).

     EXHIBIT
     NUMBER  EXHIBIT
     ------- -------
      2.2    Form of Agreement of Merger and Plan of Merger between Central
              Garden Sales Corp. and Central Garden & Pet Company
              (Incorporated by reference from Exhibit 2.2 to Registration
              Statement No. 33-48070).
      2.3    Form of Reorganization Agreement between Central Garden Supply and Central Garden & Pet Company (Incorporated by reference from Exhibit 2.3 to Registration Statement No. 33-48070).
      2.4    Agreement and Plan of Merger between Central Garden & Pet Supply
              Company and Central Garden & Pet Company dated as of June 11,
              1992 (Incorporated by reference from Exhibit 2.4 to
              Registration Statement No. 33-48070).
      4.1    Specimen Common Stock Certificate (Incorporated by reference from Exhibit 4.1 to Registration Statement No. 33-48070).
      5.1    Opinion of Orrick, Herrington & Sutcliffe as legality of Common
              Stock, including consent.
     23.1    Independent Auditors' Consent (Deloitte & Touche LLP).
     23.2    Consent of Orrick, Herrington & Sutcliffe (See Exhibit 5.1).
     23.3    Consent of Independent Auditors (Ernst & Young LLP).
     24      Power of Attorney (See page II-4).

- --------

ITEM 17. UNDERTAKINGS

  A. The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  B. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described on
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  C.  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, CENTRAL GARDEN & PET COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LAFAYETTE, STATE OF CALIFORNIA, ON JUNE 28, 1996.

                                          Central Garden & Pet Company

                                                   /s/ William E. Brown
                                          By: _________________________________
                                            (WILLIAM E. BROWN, CHIEF EXECUTIVE
                                                   OFFICER AND DIRECTOR)

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William E. Brown and Glenn W. Novotny, or either of them, each with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including any and all post-effective amendments), and any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                      CAPACITY                DATE

        /s/ William E. Brown           Chief Executive          June 28, 1996
- -------------------------------------   Officer and
         (WILLIAM E. BROWN)             Director (Principal
                                        Executive Officer)

         /s/ Robert B. Jones           Vice President,          June 28, 1996
- -------------------------------------   Chief Financial
           (ROBERT JONES)               Officer (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

        /s/ Glenn W. Novotny           Director                 June 28, 1996
- -------------------------------------
         (GLENN W. NOVOTNY)

          /s/ Daniel Hogan             Director                 June 28, 1996
- -------------------------------------
           (DANIEL HOGAN)

          /s/ Lee D. Hines             Director                 June 28, 1996
- -------------------------------------
           (LEE D. HINES)

                                 EXHIBIT INDEX

     EXHIBIT                                                      SEQUENTIALLY
     NUMBER                      DESCRIPTION                      NUMBERED PAGE
     -------                     -----------                      -------------
      1.1    Form of Underwriting Agreement.
      2.1    Form of Agreement of Merger and Plan of Merger
             between Central Garden Supply of Southern
             California and Central Garden & Pet Company
             (Incorporated by reference from Exhibit 2.1 to
             Registration Statement No. 33-48070).
      2.2    Form of Agreement of Merger and Plan of Merger
              between Central Garden Sales Corp. and Central
              Garden & Pet Company (Incorporated by reference
              from Exhibit 2.2 to Registration Statement No.
              33-48070).
      2.3    Form of Reorganization Agreement between Central
              Garden Supply and Central Garden & Pet Company
              (Incorporated by reference from Exhibit 2.3 to
              Registration Statement No. 33-48070).
      2.4    Agreement and Plan of Merger between Central
              Garden & Pet Supply Company and Central Garden &
              Pet Company dated as of June 11, 1992
              (Incorporated by reference from Exhibit 2.4 to
              Registration Statement No. 33-48070).
      4.1    Specimen Common Stock Certificate (Incorporated by
              reference from Exhibit 4.1 to Registration
              Statement No. 33-48070).
      5.1    Opinion of Orrick, Herrington & Sutcliffe as
              legality of Common Stock, including consent.
     23.1    Independent Auditors' Consent (Deloitte & Touche
              LLP).
     23.2    Consent of Orrick, Herrington & Sutcliffe (See
              Exhibit 5.1).
     23.3    Consent of Independent Auditors (Ernst & Young
              LLP).
     24      Power of Attorney (See page II-4).